7 May 2008

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.


08002542

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- News Release – Significant item gain from Visa
- News Reease – SGB Prices Crusade
- Dividend Declaration x 4
- Presentation – Credit Suisse AIC
- News Release – Increase interest rates
- News Release – Chairman
- News Release – New Appointment
- Appendix 3X
- Appenidx 3B x 2
- News Release – DCS Federal Court Decision
- News Release – SGB Prices A$700 T2 Capital Issue
- Appendix 4D Profit Announcement
- Interim Results Presentation


SEC
Mail Processing
Section
MAY 12 2008
Washington, DC
101

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george

news release

25 March 2008

St.George receives significant item gain from VISA Inc. shareholding

St.George today announced that it is to recognise a gain of approximately $75 million before tax in its 31 March 2008 half-year results. This gain follows the issue of Visa shares to St.George as part of Visa's initial public offering (IPO) completed on 19 March 2008 and represents the sale of a portion of St.George's shareholding into the IPO and the fair value of the residual shares held.

This $75 million gain has been determined based on the listing price of US$44 per share adjusted for transaction costs and a discount to reflect that the shares retained by St.George are subject to certain trading restrictions.

The gain is to be treated as a significant item in St.George's 31 March 2008 half-year results that are to be released on 6 May 2008.

St.George remains on track to meet its EPS growth target of 10 per cent in 2008.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432


st.george

news release

25 March 2008

St.George Prices Crusade ABS Series 2008-1 Trust

St.George Bank Limited announces the pricing on Thursday 20 March in Sydney and London of Crusade ABS Series 2008-1 Trust, an issue of asset-backed securities under its Crusade ABS securitisation programme. The A-2 Euro tranche and the A-3 Australian dollars tranche will be listed on the Australian Securities Exchange. All securities will be backed by Auto loan receivables originated by St.George Finance Limited, a wholly owned subsidiary of St.George Bank Ltd.

In total, asset-backed securities with an equivalent value of A$340.85 million will be issued in 8 tranches, with the following pricing:

- The A-1 senior tranche of A$78 million was priced at 1 Month BBSW plus 70 basis points.
- The A-2 senior tranche of Euro 100 million was priced at 1 Month EURIBOR plus 140 basis points.
- The A-3 senior tranche of A$70 million was priced at 1 Month BBSW plus 150 basis points.
- Five subordinated tranches totalling A$22 million have also been issued and were privately placed.

It is expected that the senior A-1 tranche will be rated A1+/F-1+ and the A-2 and A-3 tranches will be rated AAA, both by Standard and Poor's and Fitch Ratings.

The senior Australian dollar A-1 tranche had Macquarie Bank Limited and St.George Bank Ltd as Joint Lead Managers and the A-3 tranche had Macquarie Bank Limited, HSBC Bank plc and St.George Bank Ltd as Joint Lead Managers. The A-2 Euro tranche had Macquarie Bank Limited and HSBC Bank plc as Joint Lead Managers. Macquarie Bank Limited acted as Arranger on all tranches. Settlement is expected to occur on Monday 31 March.

Ends...

Media contact:

Jeff Sheehan
General Manager Capital Markets
Tel: [02] 9320 5510
Mobile: 0412 251 194


st.george
TM

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SAINTS - Declaration of Dividend**
Date Sent:	27 March 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.5810 per SAINTS to be paid 20 May 2008 with a record date for determination of entitlements of 5 May 2008. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SPS - Declaration of Dividend**
Date Sent:	27 March 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.5379 per SPS to be paid 20 May 2008 with a record date for determination of entitlements of 5 May 2008. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS - Declaration of Dividend**
Date Sent:	27 March 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $1.5551 per CPS to be paid on 20 May 2008 with a record date for determination of entitlements of 5 May 2008. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS II - Declaration of Dividend**
Date Sent:	27 March 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS II, the Bank has declared a quarterly dividend of $1.6242 per CPS II to be paid 20 May 2008 with a record date for determination of entitlements of 5 May 2008.

100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank

Credit Suisse AIC
Hong Kong
March - April 2008

Paul Fegan
Managing Director & CEO
Michael Cameron
Chief Financial Officer


st.george

St.George Bank is....

- Australia's 5th largest bank
- Differentiated by customer service
- Strongly capitalised and well funded with >$110bn of high quality lending assets
- Diversified across consumer, business banking and wealth management in multiple geographies and customer segments
- A low risk, solely domestically focused, growth orientated financial services company

On track to meet FY08 EPS growth target.



Profit result – FY07

	Sep-07	Sep-06	Change %
Cash profit*	$1,160m	$1,026m	13.1
Net profit^	$1,163m	$1,048m	11.0
Earnings per share*	218.9¢	195.8¢	11.8
Return on equity*	23.2%	22.9%	
Expense to income*	42.5%	44.0%	
Dividend	168¢	151¢	11.3

^Net profit includes hedging and derivatives and significant items. *Cash basis excludes these items

Challenges for the sector

Review of core businesses

Outlook and targets



Global environment

- World economic view has become more pessimistic
- Massive sub-prime losses and write-offs for global investment banks
- Equity markets weaker – off c.17% from 2007 high*
- Interest rate gap between Australia and US widening
- Australian banks re-pricing interest rates outside RBA changes
- Investor sentiment has increasingly become more nervous
- Massive equity placements by Chinese Banks and Sovereign Entities
- Dividends suspended eg Citi
- Capital depletion, funding issues
- Major fraud eg Societe Generale
- Corporate impairment
- International ratings downgrades – corporates, banks, monolines



*ASX S&P 200 Acc Index to 25 Mar-08

This has produced new challenges for the sector...

Higher funding costs
Tighter access to funding
Renewed focus on credit quality
Increased demands on capital
Slower recovery for NSW economy



Strong and flexible sources of funding

Total funding by source as at Feb-08

	$bn
Retail	50.5
Short term wholesale	26.1
Term wholesale	16.1
Securitisation^^	16.7
Subordinated debt	1.9
Preference shares	0.7
Total	**112.0**

- Retail deposits growing at 13.5%^
- Strong base of retail deposits accounting for:
  - 63% of all retail lending*
  - 53% of total funding excluding securitised assets
  - 45% of total funding including securitised assets
- $6.8bn of business deposits and $4.1bn of Wealth cash balances are strongly growing sources of funding

Liquidity in the bank is high at 12%**



All data as at 29 Feb-08 *Including securitised assets. ^^Including c.$1bn of asset backed conduit funding ^Annualised percentage Sep-07 to Feb-08. **Includes liquid assets and treasury securities

Committed term funding - ahead of schedule

Maturity profile of term and subordinated funding*


$bn
5
4
3
2
1
0
0-1
2-3
4-6
7-9
10-12
13-18
19-24
25-30
31-36
37-48
49-60
61+
Months
Long-term
Subordinated

- Committed term funding represents 36% of total wholesale funding
- <15% of committed term funding is maturing in next 6 months
- Average weighted maturity of committed funding is 26 months
- $4.6bn committed term funding issued since 1 Oct-07
- $341m Auto asset-backed securities priced in Mar-08
- Over 50% of $8bn of planned committed funding achieved YTD

Increasing flexibility and diversity to counter challenging market conditions

*As at 29 Feb-08

Wholesale funding costs and the impact on NIM

Widening spreads*

	Oct-07 bps	Mar-08 bps
Cash/90 days**	35	65
Senior debt		
3 year^	35	90
5 year^	45	120

Mitigants

- Growth in retail deposits broadly matching growth in consumer and home lending
- Deposits spreads increased
- Corporate borrowing rates widened
- Free funds benefit from recent capital raisings
- Active management of product spreads:
  - standard mortgage variable rate up 30bps
  - business lending variable rate up 50bps
  - margin lending rate up 26bps
  - credit cards lending rates up 25-75bps

Underlying FY08 net interest margin compression (excluding the impact of increased excess liquidity) expected to be around 10bps



*Spreads to 90 day bank bill swap rate
**Differential between overnight cash rate and 90 day bank bill swap rate

Credit quality remains robust

Net impaired assets/net receivables*


bps
50
25
0
Average of the 4 majors
St.George
14
5
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07

Bad and doubtful debts 0.18% of average total receivables

- Low risk business mix
- Proven track record
- Credit quality in retail division remains excellent, with the arrears performance strong
- Overall credit quality in business banking remains strong, exposures to individual entities are being closely monitored
- No exposures to:
  - US or domestic sub-prime lending
  - CDOs
  - hedge funds

*Sep-05 onwards includes securitisation and bill acceptances

Optimising the capital equation



%
Tier 1 capital
8.5
7.5
6.5
5.5
6.7
Earnings Growth & 1H08 dividend 0.4
0.1
AIFRS adjustments
1.2
Placement 0.6
Cancel under writing 2H07 DRP
CPSII hybrid 0.5
0.6
Growth in RWA
7.1
Share Purchase Plan**
0.1
Sep-07
Jan-08

- Tier 1 capital currently >7%*
- Lower Tier 1 minimum of 6.25% agreed by APRA in Dec-07
- Factors impacting 2009 capital requirements include:
  - 1 Jan-09 Basel II accreditation^
  - growth in risk weighted assets
  - state of securitisation markets
  - DRP participation rate

Sufficient capital to meet FY08 requirements and beyond

*As at 29 Feb-08. **Share Purchase Plan to be completed in Mar-08. ^Accreditation subject to APRA approval

NSW economy remains strong and resilient



NSW state final demand* (GDP equivalent^)
%
5.0
2.5
0.0
3.8
3.1
2.2
2.1
1.1
1.1
2.0
2.7
4.3
5.0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

NSW economy has displayed a convincing rebound

- NSW contributes 32% of national GDP
- NSW unemployment rate at 4.5% is near long term lows
- Residential vacancy rates remain tight at 1.4%, encouraging property investment
- Sydney's median house price rose by 8% in 2007
- Overseas immigration is strong at 50,000pa
- State government supportive of business and public sector investment has accelerated
- Private capital expenditure now growing at double digit annual rate

*12 month annual percentage change, seasonally adjusted ^Excludes import and export data. Source: ABS

Challenges for the sector

Review of core businesses

Outlook and targets



Deposits – strong growth

Retail deposit balances

$bn

13.5%*

50.5

55, 45, 35, 25

Sep-02, Mar-03, Sep-03, Mar-04, Sep-04, Mar-05, Sep-05, Mar-06, Sep-06, Mar-07, Sep-07, Feb-08

- Balance growth benefiting from:
  - flight to quality
  - focus on core offering
  - instability in investment markets
  - changes in superannuation legislation
- Margin performance improved due to:
  - robust growth in transaction accounts
  - recent rises in official interest rates

Retail deposits growth YTD broadly matching retail lending growth

*Annualised percentage Sep-07 to Feb-08

Home Loans – solid growth continues



Residential receivables
$bn
75
65
55
45
35
9.8%*
72.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Feb-08

- Market share in NSW 14.4%, up from 14.2% in Nov-06^
- 30+ day arrears to total mortgages is 0.98%, down from 1.34% in Jan-07
- Houses in possession 74, down from 86 in Sep-07
- Credit quality remains excellent

On track to grow broadly in line with system

*Annualised percentage Sep-07 to Feb-08 ^Cannex derived Jan-08

Middle Market – growing market share

Market share by state^

	Dec-07	Dec-06
NSW	13.1	9.9
ACT	39.4	34.9
BankSA	21.2	18.5
Victoria	3.7	2.7
Queensland	4.0	4.0
Western Australia	10.4	9.7
National	9.0	7.5

- 32% annualised growth Sep-07 to Feb-08
- 31% annualised growth in NSW
- Strong performance driven by:
  - continued investment in people and processes
  - consistent adherence to proven relationship model
  - robust national system growth with solid NSW contribution

On track to achieve receivables growth rates >25%



^Cannex derived


17
Commercial lending - well secured and diversified
Distribution by loan size %
6
2
11
13
22
20
13
13
■<$1m □$1-$5m ■$5-$10m ■$10-$20m
■$20-$50m □$50-$100m ■>$100m ■>$200m
State
Geographical distribution %
NSW/ACT
48
SA/NT
18
WA
16
VIC
11
QLD
7
82% of the portfolio in chosen industries
68% of new business sourced from existing customers
79% of total portfolio balances are <$50m
>90% of the portfolio secured


18
Wealth Management – meeting the challenges
Yearly platform net flows
■ Year to Dec-07 ■ Year to Dec-06
$bn
12
8
4
0
Westpac/BT
CBA/Colonial*
Macquarie
St.George/Asgard
ING/ANZ
AMP
NAB/MLC
Aviva
AXA
• Managed funds balances have fallen 9.9% over the five months ended Feb-08
• Balance growth impacted by:
- deteriorating investments markets
- reallocation of investments to bank deposits
• Gross inflows have grown at 11% for the five months ended Feb-08
• Asgard, Advance, insurance and margin lending businesses remain strong contributors to group earnings
Consistently ranked in top 5 for net flows
Source: Plan for Life Dec-06 to Dec-07 Quarterly Data System. *Adjusted for one-off win and then loss of GSJBW mandate

Substantial investment agenda maintained

- 230 new ATMs already in place in FY08
- 10 new retail branches scheduled in FY08
- 3 new business sites scheduled in FY08
- Continuing to attract and hire quality new frontline sales people across our retail, business banking and financial planning businesses
- Substantial investment in brand and marketing
- New credit cards processing platform completed in Feb-08
- Significant investment in technology platform supporting business banking
- Investing in wealth's underlying infrastructure and customer interface
- Ongoing Basel II and Anti-Money Laundering compliance projects



Challenges for the sector

Review of core businesses

Outlook and targets



Sector outlook

- Wholesale funding costs to remain high in the medium term
- Expect increased discernment between differentiated credit risks
- St.George to benefit from increased risk focus over time due to quality of underlying assets and businesses
- Competitive environment to moderate as pressures from non-bank lenders and peripheral players subside
- Home loan and consumer credit growth, while remaining robust, may moderate due to recent interest rate rises
- Business lending to remain strong due to sound economic environment
- Markets factoring in an additional rise in official interest rates



St.George outlook

- Retail deposits growth to remain robust and broadly match growth in retail lending
- Home loan growth strong at around current levels of 10%*
- Personal lending and credit cards to continue to grow at 13%*
- Middle market growing at 32%* with strong pipeline supporting future growth
- Wealth management net inflows to continue to exceed system growth, though absolute growth will be impacted by deteriorating investment markets
- Product spreads repricing to have full run rate earnings impact in 2H08

Momentum across all core businesses remains strong



*Annualised percentage Sep-07 to Feb-08

FY08 guidance

	As at Sep-07	As at Mar-08
EPS growth FY08	10%*	On track* Assuming no one-off material credit losses
Cost to income	Manage to low end of peer group	On track while maintaining solid investment program
Capital	Tier 1 minimum 6.5% pending APRA review^	Currently >7% with new minimum Tier 1 ratio of 6.25% agreed to by APRA
Credit quality	Maintain positive differential to majors	On track
Customer satisfaction	Maintain positive differential to majors	On track with differential currently 6%



^As part of Basel II transition
*Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment
**Roy Morgan Research Feb-08 rolling 3 mth average respondents (aged 14+) with transaction accounts at institution

In conclusion

- Robust growth across all businesses continues
- Management is actively managing the businesses to counter headwinds through:
  - product repricing
  - prudent cost disciplines
  - focused reinvestment
  - superior service offerings delivering market share gains
- A strong management team is in place
- Overall credit quality remains solid
- Franchise is well diversified, solely domestically focused, growing and of high quality

10% EPS growth guidance is reaffirmed




st.george

Appendix


NSW economy
27
Sydney house price*
(annual percent change)
%
10.0
7.5
5.0
2.5
0.0
-2.5
-5.0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Annual economic growth by state
(state final demand^)
%
15
10
5
0
WA
QLD
NSW
VIC
SA
*Annual percent change, seasonally adjusted.
^Annual percent change to Sep-07 (seasonally adjusted data), excludes imports and exports. Source: ABS Source: ABS


National economy
28
US vs AUSTRALIA
(annual GDP growth*)
Australia
United States
%
5.0
2.5
0.0
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Decoupling: Economist 2008 GDP forecast for US 1.6%, Australia 3.5%*
• 2007 Australian GDP growth of 3.8% well ahead of advanced economy average of 2.6%^
• Housing market upswing in place after 2003-05 downturn. National house price increased 12.3% in 2007
• Trade patterns have changed. China now 2nd largest export market. Japan 1st, India 6th and United States 7th
• Commodity price support for the economy continues with coal, iron ore and gold (top 3 merchandise exports) at or near record prices
*Data Sources: EcoWin, The Economist 09-Feb-07. ^ Data Source: IMF. Aus 2007 estimate includes forecast for Q4 07

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au




st.george

news release

31 March 2008

St.George increases standard variable home loan interest rates

St.George today announced that, due to continued higher costs of wholesale funding, all of its variable home loan interest rates will increase by 0.10% pa. As a result the St.George Standard Variable Rate will increase from 9.37% pa to 9.47% pa. The new variable home loan interest rates will be effective Thursday 3 April 2008 for new and existing customers.

The far reaching impacts of the US sub-prime lending crisis on global liquidity and the wholesale funding markets have not abated, and with the supply of funding remaining tight the market has seen funding costs continue to increase.

George Beatty, Acting Group Executive Retail Bank said; "We have sustained increased funding costs for the last nine months, and we currently continue to absorb some of this increase along with our customers. However, similar to shop owners who increase prices to reflect the cost of their goods, we also need to reprice loans to reflect the increased cost of funding those loans."

"We recognise that any increase to rates does impact our customers and this decision was made only after very careful consideration, with the hope that the global market conditions will soon moderate."

"While the majority of St.George customers already pay more than their regular minimum repayment and have a buffer in place for any rate changes, we encourage any customers who are experiencing hardship to contact us immediately and we can discuss their personal situation. Assistance for eligible customers includes delaying repayments or restructuring their loans."

This 0.10% rate rise equates to an increase in a monthly home loan payment of approximately $17 per month on an average sized loan of $250,000 over 30 years.

St.George has a wide range of home loan products to suit customer needs. Customers who would like the certainty of fixed repayments may consider our competitive fixed home loan rates available for periods from 1 to 5 years. For a limited time new customers who take up our Advantage Home Loan Package are eligible to receive a discount of 0.15% pa off the fixed rate, for example reducing the current 3 year fixed rate to 8.80% pa and the current 5 year fixed rate to 8.75% pa.

St.George recently increased deposit interest rates by up to 0.50% on a range of products and was one of the first banks to respond to the change in Government Deeming rates by increasing deposit interest rates on our award winning Retirement Access Plus account by up to 0.50% effective 25 March.

Ends...

Media contact:

Jeremy Griffith, Corporate Relations, 02 9236 1328 or 0411 259 432
Lara Daniels, Corporate Relations, 02 9236 1508 or 0419 226 449


st.george

news release

1 April 2008

St.George Bank's Chairman

The Board of Directors of St George Bank Limited is pleased to announce, as foreshadowed in its news release of 19 December 2007, that Mr John Curtis has commenced as St George Bank's Chairman from today.

The retiring Chairman, Mr John Thame, will remain as a Director of the Bank until 1 July 2008, at which time he will retire from the Board.

Mr Curtis said: "I look forward to taking on this important role for the Bank's shareholders and working closely with the Bank's Managing Director, Mr Paul Fegan".

"I also take this opportunity to thank Mr Thame for his substantial contribution in the last three years as Chairman and for a career with the Group that spans over 37 years."

Mr Curtis was appointed as a director of the Bank in October 1997. During his period of service on the Board, Mr Curtis has been a member of the Bank's Board Risk Management, Nomination and Remuneration, Audit and Due Diligence Committees as well as a Director of the Bank's funds administration subsidiary, Asgard Wealth Solutions Limited. He is currently the Chairman of Allianz Australia Limited, Bayard Group Pty Limited and the Chairman of Merrill Lynch Australia Advisory Board.

Ends…

Media contact:

Jeremy Griffith
Corporate Relations
02 9336 1328 or 0411 259 432


st.george

news

release

7 April 2008

St.George Bank appoints new Head of Retail Banking

St.George Bank today announced the appointment of Mr Les Matheson as Group Executive, Retail Bank.

Mr Matheson is currently Group Country Manager for Citibank where he has worked since 1997. His responsibilities at Citibank included Chief Executive Officer of Australia and the Pacific Region for Citigroup Consumer Businesses.

He was also a member of the Citigroup Global Management Committee and the Global Consumer Planning Group.

His Directorships included Chairman of Diners Club Australia, Deputy Chairman of the Australian Bankers' Association, Director of Citigroup Life Insurance and Director of the Citibank Savings Bank, Philippines.

Previous to this, Mr Matheson worked overseas for Proctor and Gamble between 1982 and 1989 and for Kraft Foods International between 1989 and 1996.

CEO of St.George Bank, Paul Fegan, said, "We are delighted to appoint Les as the new Group Executive of the Retail Bank. Les brings a wealth of knowledge and experience to the Bank from his broad and successful career around the world including roles in the United Kingdom, Switzerland, Japan, Argentina, and Belgium.

"The Retail Bank is the largest contributor to St.George's profit, and Les will be responsible for driving the on-going success and growth of this division. St.George has a highly effective and successful strategy in place that has consistently delivered strong results for the Group. A key focus for Les will be to continue to improve the revenue growth and expansion of the Retail Bank throughout Australia, while continuing to drive further efficiencies and productivity improvements," Paul said.

Mr Matheson said, "I am looking forward to working for such a respected and successful Bank to drive above market growth. It has an outstanding brand, culture and track record. I am particularly enthusiastic about St.George's superior customer satisfaction and aim to further strengthen this competitive advantage."

The position became vacant as a result of Mr Fegan, the former head of Retail Banking and Wealth being appointed to CEO of the Group in November 2007. Mr Matheson will commence in June 2008.

Ends...

Media contact:
Lara Daniels: 02 9236 1508 or 0419 226 449

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul Anthony Fegan
Date of appointment	7 February 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

219,967 shares (fully paid ordinary)

356,584 Options under the Executive Option Plan over the same number of unissued ordinary St.George Bank shares (subject to performance hurdles):

30,104 Options exercisable from 30.09.2006 Exercise Price $20.40
30,104 Options exercisable from 30.09.2007 Exercise Price $20.40
22,000 Options exercisable from 30.09.2006 Exercise Price $21.70
22,000 Options exercisable from 30.09.2007 Exercise Price $21.70
22,000 Options exercisable from 30.09.2008 Exercise Price $21.70
16,992 Options exercisable from 30.09.2007 Exercise Price $28.01
14,584 Options exercisable from 30.09.2008 Exercise Price $28.01
13,258 Options exercisable from 30.09.2009 Exercise Price $28.01
14,286 Options exercisable from 30.09.2008 Exercise Price $29.99
12,196 Options exercisable from 30.09.2009 Exercise Price $29.99
11,042 Options exercisable from 30.09.2010 Exercise Price $29.99
3,550 Options exercisable from 30.09.2009 Exercise Price $34.99
2,945 Options exercisable from 30.09.2010 Exercise Price $34.99
2,617 Options exercisable from 30.09.2011 Exercise Price $34.99
54,477 Options exercisable from 30.09.2009 Exercise Price $37.18
44,676 Options exercisable from 30.09.2010 Exercise Price $37.18
39,753 Options exercisable from 30.09.2011 Exercise Price $37.18.

+ See chapter 19 for defined terms.

72,612 Options under the Executive Performance Share Plan ("Awards") over the same number of unissued ordinary St.George Bank shares. Exercise price – Nil:

1,675 Awards exercisable from 30.09.2007
5,914 Awards exercisable from 30.09.2008
2,916 Awards exercisable from 30.09.2008
2,916 Awards exercisable from 30.09.2009
11,782 Awards exercisable from 01.10.2008
2,724 Awards exercisable from 30.09.2008
2,724 Awards exercisable from 30.09.2009
2,724 Awards exercisable from 30.09.2010
11,004 Awards exercisable from 01.10.2009
2,001 Awards exercisable from 01.10.2009
784 Awards exercisable from 30.09.2009
784 Awards exercisable from 30.09.2010
784 Awards exercisable from 30.09.2011
5,143 Awards exercisable from 30.09.2009
5,143 Awards exercisable from 30.09.2010
5,143 Awards exercisable from 30.09.2011
1,330 Awards exercisable from 01.10.2010
7,121 Awards exercisable from 01.10.2010.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

	NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Floating Rate Transferable Deposits due August 2009
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Refer to the attached Pricing Supplement dated 30 January 2008 (Series 18 Tranche 1)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, rank equally with all other Transferable Deposits issued.
5	Issue price or consideration	100 per cent of the Aggregate Nominal Amount (A$900 million)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Transferable Deposits are being issued as part of St.George's ongoing funding and liquidity management.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 February 2008

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
561,059,442	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011
90,000	Floating Rate Transferable Deposits due August 2009

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5

Sign here: .... Date: 10 April 2008
(Company secretary)

Print name: Michael Harold See Bowan

+ See chapter 19 for defined terms.

Schedule 2

Form of Pricing Supplement Series 18 Tranche 1

30 January 2008

St.George Bank Limited

Issue of A$900,000,000 Floating Rate Transferable Deposits due August 2009

under the St.George Issuance Programme

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Information Memorandum dated 29 March 2006. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:		St.George Bank Limited
2	(i)	Series Number:	18
	(ii)	Tranche Number:	1
3	Specified Currency:		Australian dollars
4	Aggregate Nominal Amount:		
	(i)	Series:	A$900,000,000
	(ii)	Tranche:	A$900,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds.	A$900,000,000
6	Specified Denomination(s):		Denomination of A$10,000 with minimum consideration payable on acceptance by each offeree of A$500,000 (disregarding monies lent by the offeror or its associates).
7	(i)	Issue Date:	6 February 2008
	(ii)	Interest Commencement Date:	6 February 2008
8	Maturity Date:		Interest Payment Date falling in August 2009
9	Interest Basis:		3-month BBSW + 0.39 per cent. Floating Rate
10	Redemption/Payment Basis:		Redemption at Par
11	Change of Interest or Recemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable

13	Status of the Instruments:	Transferable Deposits
14	Listing:	Application intended to be made to the Australian Stock Exchange for Listing
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Instrument Provisions**		Not Applicable
17	**Floating Rate Instrument Provisions**		Applicable
	(i)	Interest Period(s)/Interest Payment Dates:	6 May 2008, 6 August 2008, 6 November 2008 and 6 February 2009, 6 May 2009 and 6 August 2009. The first Interest Payment Date will be the Interest Payment Date falling in May 2008.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	The Registrar
	(v)	Screen Rate Determination:	Applicable
		- Reference Rate:	AUD-BBR-BBSW
		- Interest Determination Date(s):	The first day of each interest period
		- Relevant Screen Page:	Reuters Screen BBSW
	(vi)	Margin(s):	+ 0.39 per cent. per annum
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Rate Multiplier	Not Applicable
	(x)	Day Count Fraction:	Actual/365 (fixed)
	(xi)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Terms and Conditions:	As set out in Condition 3.2
18	**Zero Coupon Instrument Provisions**		Not Applicable
19	**Index-Linked Interest Instrument Provisions**		Not Applicable
20	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Issuer Call:	Not Applicable
22	Investor Put:	Not Applicable

23	Final Redemption Amount of each Instrument:	Nominal Amount
24	Early Redemption Amount(s) of each Instrument:	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Terms and Conditions).	Nominal Amount.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25	Form of Instruments:	Registered
26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable
27	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable
28	Consolidation provisions:	Not Applicable
29	Governing law:	New South Wales
30	Other terms or special conditions:	Not Applicable

DISTRIBUTION

31	If syndicated, names of Lead Managers and the Dealers:	St.George Bank Limited UBS AG, Australia Branch Royal Bank of Canada
32	If non-syndicated, name of Dealer:	Not Applicable
33	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	Not Applicable
34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	Any clearing system(s) other than Austraclear and the relevant identification number(s):	ISIN: AU0000SGBHE5

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Authorised Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Floating Rate Transferable Deposits due March 2009
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Refer to the attached Pricing Supplement dated 29 February 2008 (Series 19 Tranche 1)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, rank equally with all other Transferable Deposits issued.
5	Issue price or consideration	100 per cent of the Aggregate Nominal Amount (A$1 billion)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Transferable Deposits are being issued as part of St.George's ongoing funding and liquidity management.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 March 2008

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
561,059,442	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011
90,000	Floating Rate Transferable Deposits due August 2009
100,000	Floating Rate Transferable Deposits due March 2009

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 April 2008
(Company secretary)

Print name: Michael Harold See Bowan

+ See chapter 19 for defined terms.

Schedule 2

Series 19 Tranche 1

29 February 2008

St.George Bank Limited

Issue of A$1,000,000,000 Floating Rate Transferable Deposits due March 2009

under the St.George Issuance Programme

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Information Memorandum dated 29 March 2006. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:		St.George Bank Limited
2	(i)	Series Number:	19
	(ii)	Tranche Number:	1
3	Specified Currency:		Australian dollars
4	Aggregate Nominal Amount:		
	(i)	Series:	A$1,000,000,000
	(ii)	Tranche:	A$1,000,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	A$1,000,000,000
6	Specified Denomination(s):		Denomination of A$10,000 with minimum consideration payable on acceptance by each offeree of A$500,000 (disregarding monies lent by the offeror or its associates).
7	(i)	Issue Date:	5 March 2008
	(ii)	Interest Commencement Date:	5 March 2008
8	Maturity Date:		Interest Payment Date falling in March 2009
9	Interest Basis:		3-month BBSW + 0.45 per cent. Floating Rate
10	Redemption/Payment Basis:		Redemption at Par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable

13	Status of the Instruments:	Transferable Deposits
14	Listing:	Application intended to be made to the Australian Stock Exchange for Listing
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Instrument Provisions**		Not Applicable
17	**Floating Rate Instrument Provisions**		Applicable
	(i)	Interest Period(s)/Interest Payment Dates:	5 June 2008, 5 September 2008, 5 December 2008 and 5 March 2009. The first Interest Payment Date will be the Interest Payment Date falling in June 2008.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	The Registrar
	(v)	Screen Rate Determination:	Applicable
		- Reference Rate:	3 Month AUD-BBR-BBSW
		- Interest Determination Date(s):	The first day of each interest period
		- Relevant Screen Page:	Reuters Screen BBSW
	(vi)	Margin(s):	+0.45 per cent. per annum
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Rate Multiplier	Not Applicable
	(x)	Day Count Fraction:	Actual/365 (fixed)
	(xi)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Terms and Conditions:	As set out in Condition 3.2
18	**Zero Coupon Instrument Provisions**		Not Applicable
19	**Index-Linked Interest Instrument Provisions**		Not Applicable
20	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Issuer Call:	Not Applicable
22	Investor Put:	Not Applicable

23	Final Redemption Amount of each Instrument:	Nominal Amount
24	Early Redemption Amount(s) of each Instrument:	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Terms and Conditions).	Nominal Amount

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25	Form of Instruments:	Registered
26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable
27	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable
28	Consolidation provisions:	Not Applicable
29	Governing law:	New South Wales
30	Other terms or special conditions:	Not Applicable

DISTRIBUTION

31	If syndicated, names of Lead Managers and the Dealers:	St.George Bank Limited Royal Bank of Canada
32	If non-syndicated, name of Dealer:	Not Applicable
33	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	Not Applicable
34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	Any clearing system(s) other than Austraclear and the relevant identification number(s):	ISIN: AU0000SGBHF2

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Authorised Officer


st.george

news release

11 April 2008

FEDERAL COURT DECISION CONCERNING AMENDED TAX ASSESSMENTS ON DEPOSITARY CAPITAL SECURITIES ARRANGEMENT ("DCS")

As previously reported to the market, St.George has been in a long standing dispute with the ATO relating to interest deductions claimed by St.George for the tax years 1998 to 2003 in respect of the subordinated debentures ("the Debentures") issued to St.George Funding Company, LLC ("LLC") as part of the DCS transaction completed back in June 1997.

The Federal Court heard this matter on 25-27 July 2007 and its decision was handed down this afternoon. The Federal Court held that the interest payments made by St.George under the Debentures were not deductible for tax purposes.

The financial impact to St.George of the Federal Court's decision is a liability of $117 million (after-tax) representing primary tax of $84 million and interest of $24 million (after-tax) and a $9 million tax benefit recognised in the 2004 year relating to interest expense on the debentures.

St.George is reviewing the judgment carefully with its legal counsel to determine if it will appeal. In the meantime, St.George will recognise a $117 million charge to its profit and loss for the half year ended 31 March 2008. This will be disclosed as a significant item. St.George will not need to raise any additional capital as a result of the liability as it has sufficient capital from its recent capital raisings to continue to meet its Tier 1 capital adequacy target range requirements.

Ends...

Media contact:
Sharon Keller, Corporate Relations
02 9236 3536 or 0420 598 994


st.george

news release

2 May 2008

ST.GEORGE BANK PRICES A$700m TIER 2 CAPITAL ISSUE

St.George Bank Limited announces the pricing today of a new A$700 million Subordinated Notes issue. The issue was upsized from an initial A$300 million to A$700 million following strong investor demand and will settle on 9 May, 2008.

The Notes have a 10 year tenor, maturing on 9 May, 2018. They will be callable by St.George, with the prior written consent of the Australian Prudential Regulation Authority (APRA), in May 2013 and quarterly thereafter.

The issue comprises a Fixed Rate series of A$590 million and a Floating Rate series of A$110 million. The Fixed Rate tranche has a semi-annual coupon of 10.00% to the first call date and is priced at 99.519%, yielding a margin of 395 basis points over the May 2013 Commonwealth Government bond or 275 basis points over the 5 year swap rate. The Floating Rate tranche was priced at par with a coupon of 275 basis points over quarterly BBSW. The coupon on both series will step up to 3 month BBSW+375 basis points if the Notes are not called at the first call date.

The Notes are being distributed to non-retail investors by St.George Bank Limited as Sole Lead Manager. The minimum parcel size is A$500,000.

APRA has indicated that the Notes will qualify as Lower Tier 2 capital for St.George. It is expected the Notes will be rated Aa3 by Moody's, A by Standard & Poor's and A by Fitch.

Media Contacts: Jeff Sheehan
General Manager Capital Markets
St.George Bank
Telephone: (02) 9320 5510
Mobile: 0412 251 194



Appendix 4D
Profit Announcement


st.george

Good with people. Good with money.

St.George Bank Limited ABN 92 055 513 070

CONTENTS

news release


st.george

6 May 2008

St.George announces record cash[1] profit of $603 million, up 6.2%

St.George Bank today announced a record cash profit result of $603m, up 6.2 per cent from March 2007.

The cash profit, which excludes significant items, represents earnings per share growth of 2.1 per cent.

Importantly, due to initiatives already in place, including the full second half benefits of asset and fee repricing, cost control and a reduction in volatility in investment earnings, the Group expects a significantly stronger second half.

Mr John Curtis, Chairman of St.George Bank said; "This is a strong result, notwithstanding the very challenging external environment. As a result of this record profit, the Board has increased the interim dividend from 82 cents in March 2007 to 88 cents."

Mr Paul Fegan, Managing Director & Chief Executive Officer said; "Overall, the underlying performance is excellent and the financial position of the Group has been strengthened. Despite the challenging environment, we have costs under control with a cost to income ratio at 42.5 per cent (underlying 41.7 per cent). In addition, our net interest margin has only reduced by 5 basis points and our asset quality remains very sound. However, the volatility in global equity markets has resulted in a reduction of earnings of the Group's mortgage insurance investment portfolio of $55m pre tax compared to 31 March 2007. Excluding this impact, earnings per share growth would have increased by 8.8 per cent and profit by 13.2 per cent."

Capital - The Group's capital position remains strong. As at March 2008, the Group's Tier 1 ratio was 6.97 per cent, which is approximately $500m above its regulatory minimum ratio of 6.25 per cent. While the Group does not have an immediate need for capital this financial year, it has taken the opportunity to offer a 2.5 per cent discount on the Dividend Reinvestment Plan, given its expected growth in assets in the 2009 financial year.

Funding - The Group continues to have access to a well-diversified funding base. As at 2 May 2008, the Group has completed 84 per cent of its entire 2008 funding requirements. In addition, retail deposits have grown by a very strong 14 per cent on an annualised basis, which reduced the reliance on wholesale funding.

In addition, the Group has substantially increased its liquidity by more than 80 per cent or $7.9b to $17.7b, representing 13 per cent of total assets up from 9 per cent at 31 March 2007.

Credit Quality - Credit quality remains very sound, with the loan impairment expense, as a percentage of average assets, increasing marginally from 0.17 to 0.18 per cent.

The 90-day past due arrears for housing loans improved from 0.36 to 0.24 per cent.

The Group has taken an individual provision of $20m before tax against a margin loan secured by Octaviar Ltd (Formerly MFS Limited) shares. This exposure has been previously disclosed to the market. Other exposures to Centro entities and Allco continue to be performing and therefore do not require specific provisions.

1. Cash basis excludes significant items, goodwill impairment and hedging and non-trading derivatives volatility.

Retail Deposits - As indicated, deposits grew on an annualised basis by 14 per cent to $51.1b. This is above system growth with market share increasing to 8.2 per cent at March 2008.

Home Loans - Home loans grew by an annualised 10 per cent for the six months to March 2008. This growth reflects the New South Wales housing market, which represents 56 per cent of the Group's total home lending.

Middle Market Business Loans - Loans for the Middle Market grew by an annualised 31 per cent, which is an outstanding result. Greater than 90 percent of this portfolio is secured. Overall market share increased from 8.1 to 9.1 per cent.

Wealth Management - Managed funds have been impacted heavily by the negative performance of equity markets. Managed funds were $43.9b, down from $44.3b in March 2007. Pleasingly, gross inflows increased by 4.7 per cent, which was above the market average.

Interstate Growth - Victoria, Queensland and Western Australia grew home loans by a total of 16 per cent and Middle Market loans by 43 per cent. These numbers reflect the success of our interstate growth strategy. The Group continues to invest to develop these opportunities with a further eight new branches planned for the second half.

Interest Margin - As mentioned earlier, the Group's interest margin during the half reduced by 5 basis points from 1.97 to 1.92 per cent, largely driven by holding increased liquidity. Given the increase in funding costs, this is a strong result in a highly competitive environment.

Expenses - Expenses have been carefully managed, increasing by only 4.8 per cent compared to March 2007. Compared to the September 2007 half, expenses increased by 1.3 per cent. The expense to income ratio reduced from 42.6 to 42.5 per cent compared to March 2007 and remains industry leading. At the underlying level, it reduced from 43.1 per cent to 41.7 per cent.

Significant Items - The Group has recognised $93m after tax of significant items for the half. This comprises a $54m gain from the sale of Visa, a $30m restructuring charge, and a $117m tax expense from a dispute with the Australian Tax Office relating to a 1997 transaction. While the Group is appealing the decision, it considers it prudent to provide for the full amount. All figures are after tax.

The net profit for the Group including these significant items (and preference dividends) is $514m, which is down 10.1 per cent compared to the same period last year.

Outlook

Mr Paul Fegan said; "On the back of this strong performance, the Group continues to pursue its organic, customer-focused growth strategy. To accelerate this process the Group will be undertaking a major restructuring program over the next few years that will see substantial improvements in efficiencies. A $30m after tax provision has been recognised to fund this major program."

As previously advised, St.George's EPS target of 10 per cent assumed no one-off material credit losses and a reasonably sound economic environment.

As a result of recognising a $20m credit loss on a margin loan during the half and as the effects of the turmoil in global financial markets flow through to the domestic economy, the Group has revised its EPS growth target accordingly to a range of 8 to 10 per cent for 2008, on the basis of no further unexpected material credit losses.

"Against the back drop of a challenging operating environment, the financial position of the Group has been strengthened while delivering record profits. Even with some moderation in the domestic economy, the Group expects to benefit from a significantly stronger second half. St.George is confident in its growth prospects despite the challenging environment, given its strong business momentum, conservative business mix and sound asset quality. The Bank's solid capital position puts us in great shape to capitalise on the profitable growth opportunities that we are seeing across our core businesses" he concluded.

ends... Jeremy Griffith - 02 9236 1328 or 0411 259 432


st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the half year ended

31 March 2008

1 Financial Summary

1.1 Introduction

The Group's financial results have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). Comparative figures have been prepared on a consistent basis.

The requirement to fair value derivatives and certain other financial instruments, together with the requirement to recognise hedge "ineffectiveness" in the profit and loss may result in higher levels of profit volatility. To provide a better indication of the Group's underlying performance, volatility associated with these items, together with any significant items and goodwill impairment, where applicable, have been reversed to arrive at "cash" profit.



1.2 Appendix 4D Results

Results for announcement to the market – statutory result

These results are based on the Group's Consolidated Financial Statements. Comparative figures relate to the 31 March 2007 half year.

Financial performance	
Revenues from ordinary activities	Up 9.7% to $1,767m
Cash profit	Up 6.2% to $603m
Profit attributable to members from ordinary activities after tax, significant items and before preference dividends	Down 9.6% to $529m
Net profit for the half year attributable to members after preference dividends and significant items	Down 10.1% to $514m
Dividend	
Interim dividend – fully franked (cents per share)	88 cents
Earnings per ordinary share (after significant items)	
Basic	Down 13.6% to 93.5 cents
Diluted	Down 12.8% to 93.6 cents

Refer page 71 for further Appendix 4D disclosures required under ASX listing rules.



1.3 Results at a Glance

Net Profit

	Half Year			Movement
	Mar 08 $M	Sep 07 $M	Mar 07 $M	Mar 08 vs Mar 07 %
Net interest income	1,192	1,115	1,078	10.6
Non interest income	498	559	533	(6.6)
Total income	1,690	1,674	1,611	4.9
Loan impairment expense	118	85	93	26.9
Operating expenses	716	707	683	4.8
Profit before tax	856	882	835	2.5
Income tax expense	234	275	250	(6.4)
Minority interests	-	2	-	-
Preference dividends	15	14	13	15.4
Net profit before significant items	607	591	572	6.1
Significant items expense (net of tax)	93	-	-	large
Net profit	514	591	572	(10.1)

Cash basis

Net profit has been adjusted to exclude significant items and profit volatility relating to the fair value recognition of hedging and non-trading derivatives as follows:

	Half Year			Movement
	Mar 08 $M	Sep 07 $M	Mar 07 $M	Mar 08 vs Mar 07 %
Net profit	514	591	572	(10.1)
Add: Significant items expense (net of tax)	93	-	-	large
Net profit before significant items	607	591	572	6.1
Less: Hedging and non-trading derivatives (net of tax)[1]	4	(1)	4	-
Cash basis net profit	603	592	568	6.2

1. September 2007 half includes a $6 million tax expense relating to a non-deductible fee paid on the redemption of the Group's US$250 million depositary capital securities in June 2007.

Cash basis net profit comprises the following items:

	Half Year			Movement
	Mar 08 $M	Sep 07 $M	Mar 07 $M	Mar 08 vs Mar 07 %
Net interest income	1,192	1,115	1,078	10.6
Non interest income				
Underlying result	526	540	505	4.2
SGIA Investment portfolio trading result (1)	(33)	12	22	
Total non interest income	493	552	527	(6.5)
Total income	1,685	1,667	1,605	5.0
Loan impairment expense	118	85	93	26.9
Operating expenses	716	707	683	4.8
Profit before tax	851	875	829	2.7
Income tax expense	233	267	248	(6.0)
Minority interests	-	2	-	-
Preference dividends	15	14	13	15.4
Cash basis net profit	603	592	568	6.2

(1) Reflects only the mark to market component of the return within this portfolio.



1.3 Results at a Glance (continued)

Underlying cash profit

The Group's 31 March 2008 half year result has been impacted by the instability in global credit markets that is driving higher funding costs and a downturn in equity markets. The higher net funding costs of $13 million ($9 million after tax) comprise a $28 million pre tax expense due to the widening spread between official cash rates and 90 day bank bill rates and a $7 million pre tax expense due to the higher cost of wholesale debt. This has been substantially recouped with a $22 million pre tax benefit obtained from repricing housing loans over and above the cash rate.

The SGIA investment portfolio was impacted by volatile financial markets and as a result, recorded a pre tax $33 million ($23 million after tax) unfavourable fair value movement during the half. This represents a $55 million ($38 million after tax) reduction in investment income compared to 31 March 2007. Dividend and net interest income on the SGIA investment portfolio has remained relatively stable during the half compared to prior periods. Income derived from the SGIA investment portfolio during the half included net interest income of $7 million, dividend income of $3 million and unfavourable fair value movements of $33 million. The effect of equity markets on the Bank's Wealth Management business has not been adjusted when calculating underlying cash profit below.

If the Group's cash profit is adjusted for the impact of the SGIA investment portfolio, the underlying cash profit result would be as follows:

	Half Year			Movement	
	Mar 08	Sep 07	Mar 07	Mar 08 vs Mar 07	
				Profit	EPS
	$M	$M	$M	%	%
Underlying cash profit	626	584	553	13.2	8.8
- SGIA investment portfolio trading result (net of tax)	(23)	8	15		
Cash basis net profit	603	592	568	6.2	2.1

Underlying cash profit increased by 13.2% to $626 million during the half compared to 31 March 2007, with EPS growth of 8.8%.

Summary Balance Sheet

As at	**31 Mar 2008 $M**	30 Sep 2007 $M	31 Mar 2007 $M
Assets			
Cash and liquid assets	**3,035**	2,081	1,188
Receivables from other financial institutions	**477**	1,244	1,180
Financial assets at fair value	**16,764**	13,539	8,301
Loans and receivables (including bank acceptances)	**113,410**	106,227	98,724
Other	**2,623**	2,709	2,587
Total Assets	**136,309**	125,800	111,980
Liabilities			
Retail funding and other borrowings	**118,960**	108,005	97,152
Bank acceptances	**5,050**	6,348	5,456
Derivative liabilities	**3,049**	3,440	2,202
Other	**2,390**	2,123	1,558
Total Liabilities	**129,449**	119,916	106,368
Total Shareholders' Equity	**6,860**	5,884	5,612



1.4 Group Highlights

		Half Year		
		Mar 08	**Sep 07**	**Mar 07**
Total on-balance sheet assets	$M	**136,309**	125,800	111,980
Securitised receivables (included in on-balance sheet assets)	$M	**16,585**	18,752	19,214
Managed funds	$M	**43,893**	49,745	44,311
Cash basis profit				
Before preference dividends	$M	**618**	606	581
After preference dividends	$M	**603**	592	568
Return on average assets (before preference dividends) (1)				
Cash basis	%	**0.95**	1.03	1.07
Return on average ordinary equity (after preference dividends) (1)				
Cash basis	%	**20.35**	23.08	23.24
Expenses as % of average assets (1)				
Cash basis	%	**1.10**	1.20	1.25
Expense to income ratio				
Cash basis	%	**42.5**	42.4	42.6
Underlying basis(2)	%	**41.7**	42.7	43.1
Interest margin (1)	%	**1.92**	1.97	2.07
Ordinary dividend (fully franked)	(cents)	**88.0**	86.0	82.0
Earnings per ordinary share (1)				
Basic - Cash basis	(cents)	**219.4**	223.0	214.9
Diluted - Cash basis	(cents)	**217.8**	221.1	213.4
Net tangible assets per ordinary share	($)	**8.95**	7.63	7.16
Capital adequacy Tier 1 ratio	%	**7.0**	6.7	7.2
Adjusted common equity ratio	%	**5.2**	4.9	4.7

(1) Annualised.

(2) Excludes impact of investment markets volatility on the SGIA investment portfolio.

1.4 Group Highlights (continued)

Financial performance – Cash[1] basis

- Net profit was $603 million (31 March 2007: $568 million), an increase of 6.2%. An increase of 1.9% compared to the 30 September 2007 half.
- Net interest income increased by 10.6% to $1,192 million. The interest margin was 1.92% compared to 1.97% in the 30 September 2007 half.
- Non interest income was $493 million (31 March 2007: $527 million).
- Loan impairment expense was $118 million (31 March 2007: $93 million).
- Operating expenses increased by 4.8% to $716 million compared to the 31 March 2007 half year. An increase of 1.3% compared to the 30 September 2007 half. The expense to income ratio decreased to 42.5% from 42.6% in the 31 March 2007 half year. The underlying expense to income ratio adjusted for financial markets volatility was 41.7% compared to 43.1% at 31 March 2007.
- Annualised basic earnings per ordinary share was 219.4 cents (31 March 2007: 214.9 cents), an increase of 2.1%.
- Annualised return on average ordinary equity was 20.35% (31 March 2007: 23.24%).

(1) before significant items, goodwill impairment and hedging and non-trading derivatives volatility.

Financial position

- Total assets were $136.3 billion (31 March 2007: $112.0 billion), an increase of 21.7%.
- Lending assets were $113.4 billion (31 March 2007: $98.7 billion), an increase of 14.9%.
- Residential receivables were $72.6 billion (31 March 2007: $65.3 billion), an increase of 11.2%.
- Commercial loans (including bank acceptances) were $33.8 billion (31 March 2007: $25.9 billion), an increase of 30.3%.
- Consumer loans (including bank acceptances) were $7.1 billion (31 March 2007: $7.1 billion).
- Retail funding was $51.1 billion (31 March 2007: $44.8 billion), an increase of 14.1%.
- Liquid assets (including treasury securities) were $17.7 billion (31 March 2007: $9.8 billion), representing 13.0% of total assets (31 March 2007: 8.7%).

Dividends

- A higher interim ordinary dividend of 88 cents per ordinary share, fully franked (31 March 2007: 82 cents) has been declared by the Board, an increase of 7.3%. This represents a dividend payout ratio (cash basis) of 81.8% for the half year.
- The Dividend Reinvestment Plan (DRP) will operate for the interim dividend with a 2.5% discount. The fully franked interim dividend will be paid on 2 July 2008.



1.4 Group Highlights (continued)

Funding

- 50.6% of total funding[1] is from retail deposits.
- As at 2 May 2008, only 15.3% of wholesale term funding matures in the next six months.
- Average maturity of wholesale term funding is 26 months.
- As at 2 May 2008, 84% of 2008 financial year wholesale term funding requirement has been completed.
- Securitised loans reduced from $19.2 billion in March 2007 to $16.6 billion in March 2008.

Other

- Managed funds were $43.9 billion (31 March 2007: $44.3 billion). Gross inflows were $4,065 million (31 March 2007: $3,884 million).
- Loan impairment expense as a percentage of average assets was 0.18% compared to 0.17% at 31 March 2007 on an annualised basis.
- The Group's Tier 1 capital adequacy ratio was 7.0% (31 March 2007: 7.2%) and Tier 2 ratio was 3.2% at 31 March 2008 (31 March 2007: 3.3%). The Group is holding $499 million of excess capital over its Tier 1 capital regulatory minimum requirement.
- The Group completed a number of capital initiatives during the half year, raising $1.3 billion in Tier 1 capital. Refer Capital Management section on page 21 for further details.

[1] Excluding securitisation, asset-backed conduit funding and preference shares.



2 Business Summary

2.1 Strategic Overview

The St.George Group's low-risk, domestic organic growth strategy has consistently delivered superior results for shareholders. This strategy is best reflected in the core strategic framework developed in 2002:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

Against this framework, the Group has over the past several years, prioritised the following key areas:

- People and customers
- Home Loans
- Deposits
- Middle Market
- Wealth Management
- Productivity Management
- Victoria, Queensland and Western Australia Expansion

Significant progress has been made in all of these areas since 2002, accompanied with material levels of investment.

The Group has achieved a shift from being product centric to customer centric, focussed on full service relationship banking. It has prioritised particular customer segments and has focussed on delivering differentiated levels of service to these customer groupings. The broader management team has been substantially strengthened both through training and development and through key talent selection and recruitment. Sales and business development skills have substantially improved while commercial disciplines and risk management frameworks have been further embedded.

Targeted and focussed expansion has occurred, not only in Victoria, Queensland and Western Australia, but also in the Bank's core markets of New South Wales, South Australia and the Australian Capital Territory.

The Group has driven a programme of continuous productivity improvements through investment in people, in technology and the application of new business processes and tools. The Group's core cultural heritage of being team-based and genuinely focussed on improving the customer experience remains a priority, with initiatives in place to further deliver on this objective.

2.1 Strategic Overview (continued)

Substantial further work and investment to strengthen this platform, enhance consistency and deliver improved customer experience outcomes continues to be undertaken, and specifically include:

- Re-engineering key business processes and systems, including mortgages and business lending;
- Enhancing the process and experience for new customers to the Bank;
- Leveraging the Group's wealth platforms, products and capabilities to deepen customer relationships, across retail and business segments;
- Continued expansion in Victoria, Queensland and Western Australia;
- Further investment and capability build within the Middle Market segment;
- Continuing refinement and extension of sales and service disciplines within retail;
- Investment to upgrade technology platforms to enhance functionality and performance. These include credit cards, Asgard and business lending systems;
- Grow the life insurance business by expanding the product range.

Overall our core technology platforms continue to perform well and have the capacity to meet the growing needs of the business.

Customer satisfaction remains a priority and continues to be enhanced through the development of staff, productivity improvements and tailored service levels for different customer segments. St.George has a 75.9% customer satisfaction score at 31 March 2008 (Source: Roy Morgan Research). This is 6.1% above the average of the major banks.

The senior management team has been significantly strengthened with key appointments during the half year. Mr Les Matheson, formerly from Citibank, has been appointed to the role of Group Executive, Retail Bank. Also, the roles of Head of Strategy and Deputy Chief Financial Officer, and Group Treasurer have been filled.

2.2 Operational Update – Business Priorities

2.2.1 Home Loans

The Bank's growth in residential loans (including securitised loans) for the six months to 31 March 2008 was 9.9% annualised to $72.6 billion.

Product development continued over the six months with a focus on continued enhancements to the Bank's Advantage Package product launched in January 2007. As a result of these enhancements this product was recently awarded a "5 Star" rating by Cannex, the highest rating possible.

In addition, the Bank continued its end-to-end review of its mortgage process with improvements delivered to increase levels of automation, speed of approval and documentation delivery together with lower rework rates to significantly improve service to customers and mortgage brokers.

The third party broker proportion of new settlements for the half year was 46% compared to 43% in the 31 March 2007 half and 44% in the 30 September 2007 half.

In terms of margin management, the Bank has continued to actively maintain a low level of introductory loans, which remain at 1% of total balances. Consistent with customer preferences, demand for fixed rate home loans remained strong with standard fixed rate balances growing by 34% over the half year on an annualised basis. Standard fixed rate loans represent 21% of total home loan balances.

The Bank continues to focus on improving the performance of both its proprietary and third party channels. Initiatives include faster approval processes, new lender induction programs and an increase in the branch and mobile lender sales force including Mortgage Connect, "owner operators".

The Bank's home loan runoff rate was relatively stable at 16% in the six months to 31 March 2008 despite an increased level of additional customer repayments evident over the period. The key drivers of ongoing low runoff levels continue to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Despite increases in interest rates, credit quality remains excellent, reflecting the quality of the housing portfolio and prudent credit assessment policies. Both arrears levels and loan impairment charges remain at low levels.



2.2 Operational Update – Business Priorities (continued)

2.2.2 Retail Deposits

In the March 2008 half, St.George grew its retail deposit balances by 14.1% to $51.1 billion from $44.8 billion at 31 March 2007. Annualised growth since 30 September 2007 was 14.0%. System growth was 12.6%[1] annualised.

Retail funding accounts for 50.6% of total funding and other borrowings excluding securitisation, asset-backed conduit funding and preference shares as at 31 March 2008 compared to 53.8% as at 30 September 2007. Fixed term and directsaver products have grown strongly since 31 March 2007. Fixed term balances grew by 19.7% to $17.7 billion and directsaver grew by 18.4% to $8.7 billion compared to 31 March 2007. Transaction balance growth was impacted by seasonality as well as consumer behaviour in this current economic environment.

Retail deposits are an important source of funding and are the core of our business, particularly as access to term wholesale funding has become more expensive as a result of the global credit crisis. While the branch network and contact centre are key distribution sources for retail deposits, additional flows in the 2008 half were generated from the online channel as a result of:

- On-line applications for retail deposits launched in October 2007;
- Increased customer demand for low risk banking products;
- Enhancement of the Bank's marketing strategy to affiliate channels; and
- Targeted regional pricing strategies.

From 1 April 2008, the Bank is rolling out Secure Code (second factor authentication) that provides increased security to our growing number of internet banking users.

Opening and activating transaction accounts remains a focus to drive value in retail deposits. Of new customers establishing deposit products online, 64 per cent opened a Freedom transaction account. Cross selling remains a key strategy. The cross-sell of transaction accounts to new directsaver customers has been doubled through work practice management and limited time campaign offers. In Victoria, Queensland and Western Australia, 35 per cent of customers who have opened Power Saver Accounts in branches have also opened a Freedom Transaction Account. The focus on Queensland, Victoria and Western Australia has resulted in 20 per cent of new flows coming from these states during the half.

Other factors driving growth include:

- Local Market Model implemented in the branch network enabling local discretion pricing and local marketing initiatives;
- Promotional pricing of on-line high interest savings accounts incorporating directsaver and Asgard's eCash, supported by marketing through multiple media channels;
- Term Deposits are now available on Asgard's Mastertrust, with plans on track for eWrap by end of May 2008, and further enhancements scheduled on Asgard and other platforms by September 2008;
- Targeted promotional advertising of transaction accounts; and
- Use of more effective sales management strategies and techniques.

1. APRA Retail Deposits, March 2008.



2.2 Operational Update – Business Priorities (continued)

2.2.3 Middle Market

The Group continues to perform well in the Middle Market segment, with receivables growth of 31.2% annualised to $27.6 billion since 30 September 2007. Queensland, Victoria and Western Australian markets continue to perform strongly with average annualised growth of 38.6% in the half year, and the Bank's core market of NSW also growing at a strong rate of 30.2%. The Bank's customer relationship model continues to provide exceptional customer service. East and Partners rank St.George as leading the major banks on overall customer service[1]. The business is focused around six key industry segments – manufacturing and wholesale, professionals, leisure and hospitality, health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be key differentiators for St.George in the Middle Market segment with no customers indicating they are likely to change banks compared to an average of 17% for the four major banks according to East and Partners[2]. The high service levels provided to these customers result in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. These high customer satisfaction levels have driven exceptional customer advocacy with 51% of main bank customers indicating they would definitely recommend St.George[3]. This has also resulted in an increase to 5.4 products per customer in March 2008 from 5.2 in September 2007.

The Bank continues to invest in driving sales and productivity gains via its Best Business Bank Technology programme, which focuses on improving systems and processes and maintaining superior customer service. The programme is progressing well with a number of improvements already implemented to date.

Strong credit disciplines together with targeted focus in the upper middle market segment, continued interstate and industry diversification has resulted in a broader and more diversified business which not only has great momentum but is also in a strong position to effectively compete in this market and continue to outperform market growth.

The middle market portfolio remains conservatively positioned with an average loan size of $6 million and over 90% of balances secured. It is pleasing to note that over 69% of new business is sourced from existing customers.

1. East and Partners – Australian Commercial Treasury Banking Markets July 07

2. East and Partners – Australian Commercial Transaction Banking Report August 2007.

3. Jones Donald Customer Satisfaction Program, September 2007



2.2 Operational Update – Business Priorities (continued)

2.2.4 Wealth Management

Wealth Management comprises superannuation and wealth management administration platforms, financial planning, investment management and packaging, licensee services, margin lending, direct shares, private banking and life and general insurance.

Wealth Management remains focussed on its strategy of accelerated growth, evidenced by Asgard's number five ranking in the most recent Plan for Life report (December 2007).

Despite domestic equity markets (ASX200) experiencing negative growth of 19.1% since October 2007, total managed funds of $43.9 billion were only marginally down (1%) on 31 March 2007 balances. Inflows were $4,065 million during the half compared to $3,884 million in the 31 March 2007 half. Net inflows were also strong relative to other participants in the market due to effective distribution and retention.

There was a significant impact on the margin lending business as its performance is directly related to market performance and investor confidence. Margin lending receivables were $2.5 billion compared to $3.0 billion at 31 March 2007.

Maintaining sales levels, product enhancements, service improvements and tight expense management have countered some of the impact of the extreme negative and volatile performance of equity markets.

During the 31 March 2008 half, inflows of $4.1 billion were $181 million or 4.7% up on the 31 March 2007 half year, and above market average.

To assist and improve both service delivery and cost competitiveness, Asgard's Operations area successfully commenced an outsourcing strategy with IBM during the half year.

The recruitment campaigns for the Securitor financial planning group and St.George Financial Planning delivered an 11.4% increase across both businesses. Numbers of authorised representatives in licensee services also increased by 8.5%.

The Asgard and Mercer strategic alliance was renewed for a third consecutive time for another four year period.

AdviserNETgain, Asgard's award winning integrated financial planning and practice technology, increased the number of participating practices by 30% to 190 over the first half of the financial year.

The Investment Trends 2007 report released in January 2008 ranked AdviserNETgain as the number one solution in the 'hybrid' category for its ability to deliver integrated financial planning and practice management technology. This award was won for the second consecutive year.

Insurance sales also remained strong during the half, experiencing growth of 59% in internal life insurance gross written premiums compared to the March 2007 half.

Private Bank achieved 10.6% growth during the half in deposits, up 17.8% compared to March 2007.



2.2 Operational Update – Business Priorities (continued)

2.2.5 Interstate Expansion

The Bank continued its strategy of accelerated growth in key customer segments in Victoria, Queensland and Western Australia. Strong growth was achieved over the last 12 months in these segments with middle market and residential receivables growing by 43% and 16% respectively.

	Residential Receivables				Middle Market			
	Mar 2008 $B	Sep 2007 $B	Mar 2007 $B	Growth [1] %	Mar 2008 $B	Sep 2007 $B	Mar 2007 $B	Growth [1] %
Victoria	9.7	9.2	8.7	11	3.3	2.8	2.4	37
Queensland	8.0	7.3	6.7	19	2.2	2.0	1.7	36
Western Australia	5.3	4.8	4.3	22	3.2	2.6	2.0	57
	23.0	*21.3*	*19.7*	*16*	*8.7*	*7.4*	*6.1*	*43*
New South Wales	41.0	39.6	37.8	9	15.0	13.0	11.8	27
South Australia	8.6	8.3	7.8	11	3.9	3.5	3.0	27
Total	72.6	69.2	65.3	11	27.6	23.9	20.9	32

(1) The above percentages are based on balances rounded to the nearest million dollars.

Receivables by State[2]

(2) Middle market and residential loans



31 March 2008
$8.5B
$12.5B
$56.0B
$13.0B
$10.2B
WA 8%
SA 12%
VIC 13%
QLD 10%
NSW 57%
30 September 2007
$7.4B
$11.8B
$52.6B
$12.0B
$9.3B
WA 8%
SA 13%
VIC 13%
QLD 10%
NSW 56%
31 March 2007
$6.3B
$10.8B
$49.6B
$11.1B
$8.4B
WA 7%
SA 13%
VIC 13%
QLD 10%
NSW 57%

During the half year, the Bank continued to expand its distribution network by growing staff numbers, increasing ATMs and branches. One new branch was opened in Western Australia and Queensland respectively that service both retail and commercial customers. A further eight branches are planned in second half 2008, with five in Queensland, one in Western Australia and two in Victoria. Existing automated banking branches in Victoria are in the process of being converted to full service branches during the 2008 year. The alliance with BP has accelerated the Bank's ATM expansion strategy, with total ATMs increasing by 250 to 1,129 since 31 March 2007. In Western Australia, Queensland and Victoria, ATMs increased by 133 to 259 since 31 March 2007. The number of staff in these interstate locations has increased by 137 to 1,011 since 31 March 2007. The interstate expansion strategy also involves leveraging the third party broker channel and expanding the Bank's mobile lending force to further develop the Group's lending capability in these locations.

St.George's strategy is focussed on growing its target high value customer segments in these interstate markets and positioning St.George as an effective alternative to the major banks.

2.2 Operational Update – Business Priorities (continued)

2.2.6 Risk Management

In preparation for Basel II, the Bank has introduced a broad range of enhancements to its risk management framework. Significant business benefit has been derived from the new methodologies and risk management practices.

St.George is targeting Advanced status for the calculation of capital requirements under Basel II.

Accreditation for the Advanced approaches under Basel II is subject to APRA approval. The Bank will remain subject to Basel I during 2008.

2.2.7 Credit Quality

Overall credit quality across all lending portfolios remains strong. A small number of the Bank's middle market and margin lending customers have been significantly impacted by market volatility and international credit turmoil. These include a $458 million fully secured by property exposure to Centro Property Group; a $60 million unsecured exposure to Allco Group (both of which are performing loans) and a $25 million margin loan secured by Octaviar Limited (formerly MFS Ltd) shares and personal guarantees. A $20 million specific provision has been raised on a single margin lending loan. Collective provisioning impacts for these exposures are not material, as either a specific provision has been raised where necessary or minimal loss is expected.

Residential lending arrears improved during the half compared to both 30 September 2007 and 31 March 2007. The residential past due 90 day loan ratio as a percentage of residential receivables improved compared to levels at 30 September 2007 and 31 March 2007. Other receivables past due 90 day loans (which include unsecured consumer loans) as a percentage of other receivables were 0.86% compared to 0.75% at 31 March 2007.

St.George does not have any direct or indirect exposure to United States or domestic sub-prime lending, collateralised debt obligations or hedge funds.

Total provisions and reserves for loan impairment were $550 million at 31 March 2008 (31 March 2007: $452 million). This comprises a collective provision of $313 million, a specific provision of $58 million and a general reserve for credit losses of $179 million. When taken together, the after tax balance of the eligible portion of the collective provision and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets. The portion of the after tax equivalent balance of the collective provision at 31 March 2008 that is eligible to meet APRA's expected future loss requirements is $172 million, up from $153 million at 31 March 2007.

The loan impairment expense was $118 million (31 March 2007: $93 million) and comprises a collective provision charge of $22 million and a specific provision charge of $96 million. The general reserve for credit losses was increased by $26 million during the half year through an appropriation from profits reflecting growth in risk-weighted assets. The collective provision movement is primarily driven by arrears levels and changes in loan credit risk ratings on commercial facilities.

Total impaired assets (net of specific provisions) were $70 million, compared to $59 million at 31 March 2007. This represents 0.06% of net receivables and is steady compared to 31 March 2007.

Loan impairment expense, excluding the movement in the general reserve for credit losses, as a percentage of average gross loans and receivables was 0.22% compared to 0.20% at 31 March 2007.

2.3 Operational Update - Other

2.3.1 Capital Management

The Group's Tier 1 capital adequacy ratio was 7.0% and total capital adequacy ratio was 10.1% at 31 March 2008. In December 2007, APRA approved a reduction in the Group's minimum Tier 1 capital adequacy ratio to 6.25% from 7.0% reflecting the Group's overall low risk profile. APRA also approved a reduction in the Group's total capital adequacy ratio to 9.5% from 10.0%. Risk weighted assets increased by $12.6 billion to $69.7 billion since 31 March 2007, reflecting strong growth in lending assets.

The following capital management initiatives were completed during the half year:

- 2.2 million ordinary shares were issued under the Bank's Dividend Reinvestment Plan (DRP) raising $76 million of capital;
- 4 million Converting Preference Shares (CPS II) were issued raising $392 million (net of issue costs) in non-innovative Tier 1 capital. For accounting purposes, the CPS II are classified as debt with distributions included in interest expense. The CPS II replace USD250 million of depositary capital securities redeemed in June 2007;
- 21.9 million ordinary shares were issued pursuant to a private placement, raising $759 million (net of issue costs) of Tier 1 capital;
- 3.5 million ordinary shares were issued under a Share Purchase Plan, raising $85 million of Tier 1 capital.

At 31 March 2008, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.2% (31 March 2007: 4.7%).

The Bank has a very strong capital position that provides both flexibility and capacity for future growth. The DRP will operate for the interim dividend with a 2.5% discount.

2.3.2 Group Executive Team

Mr Paul Fegan was appointed the Group's Chief Executive Officer on 14 November 2007. Mr Fegan was appointed the Group's Managing Director on 7 February 2008.

The appointment of Mr Les Matheson to the role of Group Executive, Retail Bank was announced in April 2008. Mr Matheson will commence in June 2008.

2.3.3 Depositary Capital Securities (DCS)

As previously reported to the market, St.George has been in a long standing dispute with the Australian Taxation Office relating to interest deductions claimed by St.George for the tax years 1998 to 2003 in respect of the subordinated debentures ("the Debentures") issued to St.George Funding Company, LLC ("LLC") as part of the DCS transaction completed in June 1997.

The Federal Court heard this matter on 25-27 July 2007 and its decision was handed down on 11 April 2008. The Federal Court held that the interest payments made by St.George under the Debentures were not deductible for tax purposes.

The financial impact to St.George of the Federal Court's decision is an expense of $117 million (after tax) representing primary tax of $84 million and interest of $24 million (after tax) and a $9 million tax benefit recognised in the 2004 year relating to interest expense on the debentures. The recognition of this expense resulted in a 17 basis point reduction in the Group's Tier 1 capital adequacy ratio.

St.George has reviewed the judgement carefully. St.George has appealed the decision to the Full Federal Court. In the meantime, St.George has recognised a $117 million charge to its profit and loss for the half year ended 31 March 2008. This impact is disclosed as a significant item.

2.3 Operational Update – Other (continued)

2.3.4 Visa Inc. Shareholding

In March 2008, the Bank recognised a pre-tax gain of $77 million ($54 million after tax) following receipt of 1,901,719 shares in Visa Inc. as part of Visa's initial public offering (IPO). This gain represents the sale of 56.19% or 1,068,491 shares into the IPO and the fair value of 833,228 shares that continue to be held. The fair value reflects applicable trading restrictions on the remaining shares held.

The shares are classified as "Available for Sale Investments" in the Balance Sheet. The $77 million gain from Visa Inc. has been treated as a significant item.

2.4 Future Prospects

Economic growth in Australia was a solid 3.9% in 2007 despite the volatility in world financial markets. While there were still wide divergences amongst the states, NSW showed a significant improvement over the previous year.

The business environment was buoyant while credit growth expanded strongly and capital city house prices were up by over 12% nationally. Employment growth across the nation accelerated and domestic demand increased significantly, which in turn has fuelled inflationary pressures. In response, the Reserve Bank has raised the official cash rate from 6.25% to 7.25% since 31 March 2007.

On the global front, the United States is now considered to be heading towards negative growth as the turmoil in the housing market spreads through the rest of the economy. However, emerging economies (in particular China and India) continue to grow at a rapid rate, supporting commodity rich nations such as Australia.

Looking ahead, the downturn in the United States will have a dampening effect on the global economy. The International Monetary Fund has downgraded estimates for global growth to 3.7% in 2008, from 4.9% in 2007, and still see downside risks. Domestically, some signs of weakness are evident in the local economy with a drop in consumer confidence, softer retail sales and an easing in business survey results from high levels. However, other areas of the economy such as the labour force, capital expenditure and the resource sector remain strong. Given these offsetting forces, it is expected that domestic economic growth will ease, but remain moderate at 2.9% for 2008. Within this, the New South Wales economy should also settle back to around 3% real growth, supported by the finance, property and business sectors.

Global credit markets and equity markets are expected to remain volatile as the effects of the global credit crisis continue to be felt.

St.George is targeting home loans receivables growth of 10%, subject to the impact from the realignment of third party broker commissions. St.George is targeting Middle Market business growth well in excess of peers. Retail deposits are expected to grow in line with system. Wealth Management net inflows are expected to exceed system.

On the back of the strong first half performance, the Group continues to pursue its organic, customer-focused growth strategy. To accelerate this process the Group will be undertaking a major restructuring program over the next few years that will see substantial improvements in efficiencies. A $30 million after tax provision has been recognised to fund this major program.

As previously advised, St.George's EPS target of 10 per cent assumed no one-off material credit losses and a reasonably sound economic environment. As a result of recognising a $20 million credit loss on a margin loan during the half and as the effects of the turmoil in global financial markets flow through to the domestic economy, the Group has revised its EPS growth target accordingly to a range of 8 to 10 per cent for 2008, on the basis of no further unexpected material credit losses.

Against the back drop of a difficult operating environment, the financial position of the Group has been strengthened while delivering record profits. The Group expects to benefit from a significantly stronger second half. St.George is confident in its growth prospects despite the challenging environment, given its strong business momentum, conservative business mix and sound asset quality. The Bank's solid capital position puts us in great shape to capitalise on the profitable growth opportunities that we are seeing across our core businesses.



3 Financial Analysis

3.1 Group Performance Summary – Cash Basis

	Half Year		
	Mar 08 $M	**Sep 07 $M**	**Mar 07 $M**
Interest income	**4,965**	4,297	3,906
Interest expense	**3,773**	3,182	2,828
Net interest income	**1,192**	1,115	1,078
Non interest income	**493**	552	527
Total income	**1,685**	1,667	1,605
Loan impairment expense [1]	**118**	85	93
Operating expenses	**716**	707	683
Profit before income tax	**851**	875	829
Income tax expense	**233**	267	248
Profit after income tax	**618**	608	581
Minority interests	**-**	2	-
Profit after tax and minorities	**618**	606	581
Preference dividends:			
(SAINTS)	**11**	10	9
- Step-up Preference Shares (SPS)	**4**	4	4
Net cash profit [2]	**603**	592	568

(1) In addition to this charge, there is a $26 million (31 March 2007: $13 million) increase in the general reserve for credit losses, driven by strong growth in risk weighted assets. This amount is not distributable to shareholders.

(2) Operating profit after income tax, preference dividends, minorities and before significant items and hedging and non-trading derivative fair value movements.


Cash Profit
640
600
560
520
480
440
$ million
495
531
568
592
603
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08



3.1 Group Performance Summary – Cash Basis (continued)


Return on Average Ordinary Equity - Cash Basis
38%
34%
30%
26%
22%
18%
22.69%
23.03%
23.24%
23.08%
20.35%
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08

Return on average ordinary equity was 20.35% compared to 23.24% in the 31 March 2007 half. This is the eleventh consecutive half year of above 20% return on equity. The 31 March 2008 half has been impacted by the decision to carry a higher level of ordinary equity.



3.1.1 Significant Items

In accordance with accounting standard AASB 101, items of income and expense that are material in quantum or nature are disclosed separately to assist in understanding the financial performance of the Group.

The following significant items are contained in the Group's half year net profit result and are excluded from the Cash result.

	Half Year		
	Mar 08 $M	Sep 07 $M	Mar 07 $M
Significant item income			
(i) gain from Visa Inc. shareholding	77	-	-
Significant item expense			
(ii) restructure costs	43	-	-
Net significant items gain before tax	34	-	-
Income tax expense on significant items			
(i) income tax expense on gain from Visa Inc. shareholding	23	-	-
(ii) income tax benefit on restructure costs	(13)	-	-
(iii) income tax expense on depositary capital securities	117		
Total income tax expense on significant items	127	-	-
Net significant items expense after tax	(93)	-	-

March 2008 Half

(i) In March 2008, the Bank recognised a gain of $77 million (after tax $54 million) following receipt of 1,901,719 shares in Visa Inc. as part of Visa's initial public offering (IPO).

The gain represents the sale of 56.19% or 1,068,491 shares into the IPO and the fair value of 833,228 shares that continue to be held as an Available for Sale Investment in the Balance Sheet. The fair value reflects the applicable trading restrictions on the remaining shares held.

(ii) Restructuring costs totalling $43 million ($30 million after tax) have been recognised during the half year. These restructure costs primarily represent staff redundancy costs relating to the restructuring of certain back-office business processes and consolidation of sites over the 2008 and 2009 financial years.

(iii) In April 2008, the Federal Court held that the interest payments for the years 1998 to 2003 made by St.George on subordinated debentures issued as part of the depositary capital securities transaction completed in June 1997, were not deductible for income tax purposes.

September and March 2007 Half Years

There were no significant items during these periods.



3.1.2 Net Interest Income – Cash basis

Net interest income is derived from the Group's lending activities (including securitised loans and bank acceptances), trading securities, certain available for sale investments, hedging instruments and deposits and borrowings (including certain preference share capital).

Net interest income for the half year was $1,192 million (31 March 2007: $1,078 million), an increase of 10.6%.

	Half Year					
	Mar 08		Sep 07		Mar 07	
	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %
Net interest income	1,192		1,115		1,078	
Average						
Interest earning assets	124,443	7.98	113,100	7.60	104,367	7.49
Interest bearing liabilities	119,642	6.31	108,936	5.84	100,522	5.63
Interest spread [1]		1.67		1.76		1.86
Interest margin [1]		1.92		1.97		2.07

(1) Annualised

The increase in net interest income was primarily due to solid growth in average interest earning assets of 20.1% (annualised) since 30 September 2007, offset by a 5 basis point reduction in net interest margin to 1.92%. The reduction in net interest margin is primarily due to higher wholesale funding costs, a widening of the spread between official cash rates and the 90-day bank bill rate, and holding significantly more liquidity. The Bank has effectively managed this impact by increasing its home loan standard variable interest rates by 30 basis points over and above official cash rate rises during the half. A further 10 basis point lending rate increase occurred in April 2008. The official cash rate increases together with the ordinary share capital raisings completed have provided a free funds benefit during the half, with the full benefit to flow through to the second half of this year.

The growth in average interest earning assets during the half year is due to a $6.9 billion or 13.6% (annualised) increase in the average balance of loans and receivables and an increased holding of liquid assets. This result is driven by solid growth in the Bank's residential loan portfolio and strong growth in its commercial loan portfolio.



3.1.2 Net Interest Income – Cash basis (continued)


Change in Net Interest Margin
March 2008 half year compared to September 2007 half year
Percentage (%)
2.05
2.00
1.95
1.90
1.85
1.80
1.75
1.70
1.65
1.60
1.97
(0.02)
(0.02)
(0.05)
0.04
1.92
Sept 2007
Funding mix
Wholesale funding costs
Liquidity mix
Free funds
Mar 2008

The net interest margin was impacted by the following factors:

(a) Funding mix

Growth in average lending and liquidity balances during the half year exceeded growth in average retail deposit balances, resulting in an increased proportion of average wholesale funding from 58.7% in the 30 September 2007 half to 59.6% in the 31 March 2008 half.

(b) Wholesale funding costs

The global credit crisis has resulted in an increase in wholesale funding costs due to a lack of liquidity in term markets. This has also caused a widening of the spread between official cash rates and the 90 day bank bill rate. The Bank has effectively managed this impact by raising home loan standard variable rates by 30 basis points over and above official cash rate rises during the half year. The net impact of higher funding costs in the half was $13 million.

(c) Liquidity mix

As a prudent response to the global credit crisis, the Bank is holding a higher level of liquid assets that represent 13.0% of total assets. This has a neutral impact on profit.

(d) Free funds

Reflects improved returns on equity as a result of three increases in official cash rates during the half year providing a 2 basis point benefit and the benefit gained from raising $844 million of ordinary share capital under the Bank's Private Placement and Share Purchase Plan providing a further 2 basis point benefit.

(e) Weighting between 2008 half years

It is expected that the benefit obtained during the March 2008 half from the official cash rate rises and the lending rate rises over and above the official cash rate rises will be greater in second half 2008. A further 10 basis point increase in the standard variable home loan rate occurred in April 2008.



3.1.3 Non Interest Income

	Half Year		
	Mar 08 $M	Sep 07 $M	Mar 07 $M
Non Interest Income			
Gain/(loss) from trading and investment portfolios			
- treasury	**44**	35	34
- mortgage insurance business investment portfolio	**(33)**	12	22
Product fees and commissions			
- lending	**82**	80	71
- deposit and other accounts	**122**	114	113
- electronic banking	**104**	113	105
Managed funds fees	**143**	154	142
Factoring and invoice discounting income	**3**	10	10
Net profit on disposal of land and buildings	**9**	9	1
Profit on sale of businesses	**-**	3	-
Trust distributions	**3**	6	4
Rental income	**2**	3	3
Profit on sale of shares	**-**	-	8
Dividend income	**3**	5	3
Other income	**11**	8	11
Non interest income before significant items and hedging and non-trading derivatives - cash basis	**493**	552	527
Less: Equity markets volatility on mortgage insurance business investment portfolio	**(33)**	12	22
Non interest income - underlying basis	**526**	540	505
Cash Basis	**493**	552	527
Add: Hedging and non-trading derivatives volatility	**5**	7	6
Add: Gain on Visa Inc. shareholding	**77**	-	-
Non interest income after significant items and hedging and non-trading derivatives	**575**	559	533

Non interest income on a cash basis was $493 million compared to $527 million in the March 2007 half.

Excluding the impact of equity markets volatility, the underlying increase in non interest income was 4.2% to $526 million (31 March 2007: $505 million).

Non interest income was impacted by volatile investment markets. As a result, the trading result from the Group's mortgage insurance business investment portfolio was a loss of $33 million compared to a gain of $22 million in the March 2007 half. Managed funds income was also impacted with fee income increasing marginally compared to 31 March 2007 and falling compared to the 30 September 2007 half.



3.1.3 Non Interest Income (continued)

Trading and investment income

Trading portfolios generate net interest income and non interest income. Details are as follows:

	Half Year		
	Mar 08 $M	Sep 07 $M	Mar 07 $M
Net Interest Income			
Treasury trading	**10**	16	18
Mortgage insurance business investment portfolio	**7**	7	5
Total net interest income	**17**	23	23
Non Interest Income			
Treasury trading	**44**	35	34
Mortgage insurance business investment portfolio	**(33)**	12	22
Total non interest income	**11**	47	56
Total trading income	**28**	70	79

Total treasury trading income, incorporating both net interest income and non interest income, was $54 million (31 March 2007: $52 million). Total trading income from the mortgage insurance investment portfolio was a loss of $26 million (31 March 2007: a gain of $27 million), reflecting a negative return from equity markets of $33 million due to unusually volatile equity markets and net interest income of $7 million. The mortgage insurance business also derived $3 million of dividends during the half year that are included in dividend income (31 March 2007: $3 million).

Non trading derivatives

Non trading derivatives represent the impact of hedge ineffectiveness and the fair value movement in the Group's Depositary Capital Securities ("DCS") and related swaps. The DCS were redeemed in June 2007.

The non trading derivatives gain was $5 million for the half year compared to a $6 million gain in the 31 March 2007 half year. This item is excluded from cash profit.

Product fees and commissions

Product fees and commissions – income increased by 6.6% to $308 million (31 March 2007: $289 million).

Lending – fees increased by 15.5% to $82 million from $71 million last half year. This reflects increased lending volumes.

Deposits and other accounts – fees increased by 8.0% to $122 million (31 March 2007: $113 million) reflecting growth in transaction accounts.

Electronic banking – fees were $104 million compared to $105 million in the 31 March 2007 half. This reduction is due to lower merchant transaction volumes and increased interchange fees charged by Visa and Mastercard on EMV chip transactions.



3.1.3 Non Interest Income (continued)

Managed funds fees

Fee income from managed funds was $143 million compared to $142 million in the 31 March 2007 half. The result has been impacted by a fall in equity markets that reduced managed funds balances by 0.9% to $43.9 billion since 31 March 2007. Gross inflows for managed funds grew by 4.7% during the half compared to 31 March 2007. Gross inflows were $4,065 million compared to $3,884 million in the 31 March 2007 half.

Factoring and invoice discounting income

Fee income was $3 million during the half compared to $10 million in the 31 March 2007 half. The Bank disposed of its factoring business in September 2007.

Profit on sale of land and buildings

The Bank's ongoing branch sale and leaseback program generated a profit of $9 million for the half year (31 March 2007: $1 million).

Other income

Other income remained steady at $11 million (31 March 2007: $11 million) during the half.



3.1.4 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Half year ended	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Income			
Managed funds fees for the half year	143	154	142
Managed funds			
Funds under administration (Asgard)	33,270	37,347	32,934
Funds under management	7,323	8,489	8,007
Funds under advice	3,300	3,909	3,370
Total managed funds	43,893	49,745	44,311

Despite the negative performance of equity markets, managed funds were only marginally lower at $43.9 billion compared to $44.3 billion at 31 March 2007. Asgard's funds under administration rose by 1.0% to $33.3 billion compared to 31 March 2007. Managed funds gross inflows have grown by 4.7% in the six months compared to the 31 March 2007 half.

Funds under management were $7.3 billion compared to $8.0 billion at 31 March 2007, which relates to Advance Funds Management, an established investment packaging business. Funds under advice (Financial Planning and Private Bank) were $3.3 billion compared to $3.4 billion at 31 March 2007.


Managed Funds
$ billion
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
180
160
140
120
100
80
60
40
20
-
$ million
124
130
142
154
143
10.2
10.3
11.4
12.4
10.6
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08
Asgard
Other managed funds
Managed funds fees (RHS)



3.1.5 Operating Expenses - Cash basis

	Half Year		
	Mar 08	**Sep 07**	**Mar 07**
	$M	**$M**	**$M**
Staff expenses			
Salaries	328	330	322
Contractors' fees	10	5	2
Superannuation	33	31	29
Payroll tax	23	21	21
Fringe benefits tax	1	4	3
Share based compensation	8	5	7
Other (1)	18	15	13
Total staff expenses	421	411	397
Computer and equipment costs			
Depreciation	17	17	18
Amortisation - intangible assets	19	15	16
Rental on operating leases	1	2	2
Other (2)	35	39	38
Total computer and equipment costs	72	73	74
Occupancy costs			
Depreciation	15	13	13
Rental on operating leases	44	44	42
Other (3)	21	23	19
Total occupancy costs	80	80	74
Administration expenses			
Advertising and public relations	26	29	30
Consultants	15	15	7
Fees and commissions	18	16	16
Postage	10	10	10
Printing and stationery	17	18	18
Subscription and levies	6	5	5
Telephone	5	5	5
Other (4)	46	45	47
Total administration expenses	143	143	138
Operating expenses before significant items	716	707	683
Ratios - cash basis			
Operating expenses as a % of average assets (annualised)	1.10%	1.20%	1.25%
Expense to income ratio	42.5%	42.4%	42.6%
Expense to income ratio - underlying basis	41.7%	42.7%	43.1%

(1) Other staff expenses primarily comprise recruitment fees, workers compensation insurance and staff welfare expenses.

(2) Other computer and equipment costs primarily comprise software and hardware maintenance and data line communication costs.

(3) Other occupancy costs primarily comprise management fees paid for property facility management and security services.

(4) Other administration expenses primarily comprise audit and related service fees, legal services, travel costs, non-lending losses and financial charges.



3.1.5 Operating Expenses - Cash basis (continued)


Operating Expenses
Movement - half year ended 31 March 2008
$million
730
720
710
700
690
707
10
(1)
(3)
3
716
30 Sep 07
Staff expenses
Computer
Advertising
Other
31 Mar 08

Operating expenses were up 1.3% compared to the September 2007 half year. The expense to income ratio was 42.5% compared to 42.4% in the 30 September 2007 half reflecting effective cost control and lower growth in total revenue. The $10 million increase in staff expenses comprises a 4% average wage increase effective 1 October 2007 and an average increase of 49 staff on a full-time equivalent basis during the half.

Expenditure on the Group's Basel II and Anti-Money Laundering compliance projects totalled $10.4 million (30 September 2007 half: $9.3 million) during the half of which $6.8 million (30 September 2007 half: $5.8 million) was recognised as an expense.



3.1.5 Operating Expenses - Cash basis (continued)


Total Operating Income
$ million
1,800
1,700
1,600
1,500
1,400
1,300
1,424
1,530
1,605
1,667
1,685
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08


Operating Expenses
$ million
900
800
700
600
500
400
300
200
100
-
633
666
683
707
716
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08


Operating Expense to Income Ratio
46.0%
45.0%
44.0%
43.0%
42.0%
41.0%
40.0%
44.8%
44.5%
43.5%
43.1%
42.6%
42.7%
42.4%
42.5%
41.7%
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08
Underlying Cash basis (1)
Cash basis

(1) Cash profit excluding equity markets volatility on the mortgage insurance business investment portfolio



3.1.5 Operating Expenses - Cash basis (continued)

Total operating expenses

Operating expenses are classified into the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses before significant items were $716 million for the half year (31 March 2007: $683 million), an increase of 4.8%. Operating expenses increased by 1.3% compared to September 2007 half. These results reflect effective cost management and continued investment in the distribution network, technology systems and the brand to drive future growth and operating efficiencies. Risk management processes continue to be enhanced through the implementation of Basel II and the Anti Money Laundering program.

The Group launched a business optimisation program during the half. The program involves centralisation of specialist head office functions, renegotiation of supplier contracts and review of information technology projects. Cost savings of $16 million are expected to be realised in second half 2008. The Bank also recognised a $43 million restructuring provision in respect of restructuring certain business support processes. This amount has been recognised as a significant item and is expected to deliver further operating efficiencies in the 2008 and 2009 years.

Staff expenses

Staff expenses increased by $24 million or 6.0% to $421 million compared to 31 March 2007. This increase includes an average wage increase of 4%, effective 1 October 2007 and increased staff across retail, business banking and financial planning businesses to deliver on the Group's strategic growth priorities. Total staff increased to 8,173 from 7,889 at 31 March 2007 on a full time equivalent basis (excluding Scottish Pacific), an increase of 284 staff. Staff expenses increased by 2.4% compared to the 30 September 2007 half.

Computer and equipment costs

Computer costs of $72 million were lower compared to $74 million in the 31 March 2007 half. The balance of deferred expenditure at 31 March 2008 was $158 million (31 March 2007: $118 million). Investments during the half year included the development of a new credit card processing platform and investment in technology platforms to support business banking.

Occupancy costs

Occupancy costs increased by $6 million or 8.1% to $80 million, primarily reflecting new branches opened and the expansion of the Group's ATM network through its partnership with BP. Total branches increased to 400 from 390 at 31 March 2007. ATM's increased to 1,129 from 879 at 31 March 2007.

Administration expenses

Administration costs increased by $5 million to $143 million compared to $138 million in the 31 March 2007 half. This increase primarily relates to additional spend on consultants that is due to the implementation of Basel II and Anti Money Laundering requirements.



3.1.6 Loan Impairment Expense – Cash basis

	Half Year		
	Mar 08 $M	**Sep 07 $M**	**Mar 07 $M**
Specific provisions (net of recoveries)			
Residential loans	**4**	5	10
Consumer loans	**48**	48	50
Margin lending	**20**	-	-
Commercial loans	**24**	24	18
Total	**96**	77	78
Collective provision	**22**	8	15
Loan impairment expense	**118**	85	93
Movement in general reserve for credit losses	**26**	23	13
Loan impairment expense (annualised):			
As a percentage of average gross loans	**0.22%**	0.17%	0.20%
As a percentage of average risk weighted assets	**0.35%**	0.28%	0.34%
As a percentage of average assets	**0.18%**	0.14%	0.17%

The loan impairment charge was $118 million compared to $93 million in the March 2007 half and $85 million in the September 2007 half. The increase primarily reflects a specific provision charge on a single margin lending loan. Loan impairment expense as a percentage of average gross loans was 0.22% compared to 0.20% in the 31 March 2007 half and 0.17% in the 30 September 2007 half.

The specific provision charge was $96 million compared to $78 million in the March 2007 half and $77 million in the September 2007 half. The charge was impacted by a $20 million specific provision recognised on a margin lending loan during the half. Both consumer loan and residential loan specific provision charges either improved or were steady during the half when compared to both the March 2007 and September 2007 half years. Overall loan losses remain low, reflecting prudent lending policies and the low risk business mix of the lending portfolio.

The collective provision charge was $22 million compared to $15 million in the March 2007 half and $8 million in the September 2007 half. The increase primarily relates to portfolio growth and loan risk rating downgrades on certain commercial loans. Over 90% of the Group's commercial lending portfolio is secured and has a low loan to valuation ratio. The collective provision charge benefited from an improvement in unsecured consumer loan and home loan arrears.

The general reserve for credit losses increased by $26 million reflecting strong growth in risk weighted assets during the half.

At 31 March 2008 the Group is well provisioned with the $179 million balance of the general reserve for credit losses together with the $172 million eligible portion of the collective provision not relating to incurred losses (after tax), representing 0.5% of risk weighted assets.



3.1.7 Income Tax Expense – Cash basis

	Half Year		
	Mar 08 $M	**Sep 07 $M**	**Mar 07 $M**
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Cash profit before tax	**851**	875	829
Prima facie income tax payable calculated at 30% of cash profit	**255**	262	249
Add: tax effect of differences which increase tax payable			
Preference dividends classified as interest expense	**5**	4	6
Share based payments expense	**2**	2	2
(Overprovision)/Underprovision for income tax in prior period	**(4)**	2	(3)
Other	**1**	3	-
Less: tax effect of differences which reduce tax payable			
Non assessable income	**(2)**	-	(2)
Deduction allowable on shares issued to employees	**(1)**	(1)	(1)
Difference between accounting profit and assessable profit on sale of assets	**1**	(4)	-
Rebatable dividends	**(1)**	(1)	(1)
Recognition of capital gains tax losses	**(5)**	-	-
Recognition of tax losses	**(10)**	-	-
Tax consolidation benefit	**(8)**	-	-
Other	**-**	-	(2)
Total income tax expense	**233**	267	248
Effective tax rate %	**27.4**	30.5	29.9

The income tax expense for the 31 March 2008 half year was $233 million (31 March 2007: $248 million) with an effective tax rate of 27.4% compared to 29.9% in the 31 March 2007 half. The lower effective tax rate is primarily due to a tax benefit gained from a controlled entity entering the tax consolidated group and consequently remeasuring the tax cost value of the entity's assets and the recognition of tax losses relating to the Bank's discontinued New Zealand supermarket banking joint venture in 2006.

3.1.8 Segmental Results - Cash basis

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.
- BankSA (BSA) – responsible for providing retail banking, business banking and private banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) – responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

3.1.8 Segmental Results - Cash basis (continued)

	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Consolidated $M
Half year ended 31 March 2008					
Net interest income	594	370	179	49	1,192
Non interest income					
Underlying	227	94	51	154	526
SGIA investment portfolio trading result	(29)	-	(4)	-	(33)
	198	94	47	154	493
Total income	792	464	226	203	1,685
Bad and doubtful debts	66	23	8	21	118
Operating expenses	376	147	91	102	716
Total segment expenses	442	170	99	123	834
Profit before tax	350	294	127	80	851
Expense to income ratio - cash	47.5%	31.7%	40.3%	50.2%	
Expense to income ratio - underlying	45.8%	31.7%	39.6%	50.2%	
Half year ended 30 September 2007					
Net interest income	580	321	166	48	1,115
Non interest income					
Underlying	245	86	49	160	540
SGIA investment portfolio trading result	11	-	1	-	12
	256	86	50	160	552
Total income	836	407	216	208	1,667
Bad and doubtful debts	67	14	4	-	85
Operating expenses	380	142	86	99	707
Total segment expenses	447	156	90	99	792
Profit before tax	389	251	126	109	875
Expense to income ratio - cash	45.5%	34.9%	39.8%	47.6%	
Expense to income ratio - underlying	46.1%	34.9%	40.0%	47.6%	
Half year ended 31 March 2007					
Net interest income	572	298	162	46	1,078
Non interest income					
Underlying	229	80	44	152	505
SGIA investment portfolio trading result	20	-	2	-	22
	249	80	46	152	527
Total income	821	378	208	198	1,605
Bad and doubtful debts	73	12	7	1	93
Operating expenses	370	131	86	96	683
Total segment expenses	443	143	93	97	776
Profit before tax	378	235	115	101	829
Expense to income ratio - cash	45.1%	34.7%	41.3%	48.5%	
Expense to income ratio - underlying	46.2%	34.7%	41.7%	48.5%	



3.1.8 Segmental Results - Cash basis (continued)

Retail Bank (RB)

- RB's contribution to profit before tax decreased by 7.4% to $350 million (31 March 2007: $378 million) as a result of a $29 million loss from the Group's mortgage insurance investment portfolio and higher funding costs.
- Net interest income increased by 3.8% to $594 million reflecting growth in home loans and strong growth in retail deposits. Net interest income has, however, been impacted by the widening spread between official cash rates and the 90 day bank bill rate, despite the Bank's lending repricing initiatives.
- Non interest income decreased by 20.5% to $198 million. Non interest income was primarily impacted by a negative contribution from the Group's mortgage insurance business investment portfolio during the 2008 half that is $49 million lower compared to 31 March 2007 which is the major portion of the $55 million impact this had on the Group. In the March 2007 half, a $7 million gain on the sale of Mastercard shares was recognised.
- Operating expenses were effectively controlled, increasing by 1.6% to $376 million from $370 million in the 31 March 2007 half. The expense to income ratio was 47.5% compared to 45.1% in the 31 March 2007 half, primarily due to the fall in total income during the half.
- Loan impairment expense fell to $66 million compared to $73 million in the 31 March 2007 half, reflecting a downward trend in residential and unsecured consumer loan arrears levels. The percentage of the Group's past 90 day due other receivables that includes unsecured consumer loans was 0.86% (31 March 2007: 0.75%).

Institutional & Business Banking (IBB)

- IBB's contribution to profit before tax was $294 million (31 March 2007: $235 million), an increase of 25.1%. IBB comprises the Middle Market segment, auto and equipment lending and financial markets. There has been strong growth in Middle Market receivables during the half year, assisted by increasing the number of relationship managers, interstate expansion and the industry leading customer satisfaction position held by St.George in this segment.
- Net interest income increased by 24.2% to $370 million, reflecting strong growth in commercial loans and business deposits during the half year.
- Non interest income increased by 17.5% to $94 million, reflecting strong lending, and business deposit growth together with an increased contribution from treasury trading activities.
- Operating expenses increased by 12.2% to $147 million compared to $131 million in the 31 March 2007 half. The increase is due to investment in the number of relationship managers and interstate expansion. The expense to income ratio decreased to 31.7% from 34.7% in the 31 March 2007 half.
- Loan impairment expense increased to $23 million compared to $12 million in the 31 March 2007 half, reflecting strong growth in the middle market loan portfolio and an increase in the rate of downgrades to loan credit risk grades.



3.1.8 Segmental Results - Cash basis (continued)

Bank SA (BSA)

- BSA's contribution to profit before tax was $127 million (31 March 2007: $115 million), an increase of 10.4%.
- Net interest income increased by 10.5% to $179 million reflecting strong growth in its commercial loan portfolios, solid growth in retail deposits and the impact of higher wholesale funding costs.
- Non interest income increased by 2.2% to $47 million impacted by a negative contribution from the Group's mortgage insurance investment portfolio.
- Operating expenses increased by 5.8% to $91 million compared to the 31 March 2007 half. The expense to income ratio fell to 40.3% from 41.3% in the 31 March 2007 half, reflecting prudent cost management.

Wealth Management (WM)

- WM's contribution to profit before tax was $80 million (31 March 2007: $101 million), a decrease of 20.8%. Managed funds and margin lending balances have been impacted by the extremely negative and volatile performance of equity markets. The result has also been impacted by a $20 million loan impairment charge on a margin loan.
- Net interest income increased by 6.5% to $49 million and was impacted by volatile equity markets that have led to a decline in margin lending balances.
- Non interest income increased by 1.3% to $154 million. Growth has been impacted by a significant decline in equity markets, resulting in relatively flat managed funds balances and fee income compared to the 31 March 2007 half.
- Loan impairment expense was $21 million compared to $1 million in the 31 March 2007 half. This charge mainly represents a provision raised against a margin lending facility.
- Operating expenses increased by 6.3% to $102 million from $96 million in the 31 March 2007 half. The expense to income ratio was 50.2% compared to 48.5% in the 31 March 2007 half.

3.1.9 Mortgage Insurance

St.George Insurance Australia Pty Limited (SGIA) is a wholly owned lender's mortgage insurance subsidiary of the Bank.

The outstanding balance of loans insured by the Bank's mortgage insurer as at 31 March 2008 had a total value of $38.3 billion. The latest actuarial assessment completed as at 30 September 2007 has determined that the reserves held to meet potential claims are conservative when compared to the minimum requirements as prescribed by APRA.

Based on reinsurance arrangements, SGIA has a limit of liability for each policy year for loans with a loan to valuation ratio (LVR) exceeding 80% based upon the amount of loans originated in the policy year.

From 1 October 2006, new reinsurance arrangements also cover "Low Doc" loans with LVRs between 60% and 80% and "No Deposit" loans in addition to Standard loans.

Under the various reinsurance arrangements, SGIA retains the first risk in the range of 0.5% to 0.78% according to the policy year. Loans are reinsured to a limit of between 1.4% and 5% for non-securitised loans, and 5% for securitised loans.

SGIA also provides mortgage insurance cover for Standard and No Deposit loans with LVRs below 80% and Low Doc loans with LVRs below 60%. This cover is capped to $2 million in claims for each policy year.

During its history, the mortgage insurer has not made a claim under its reinsurance treaties.

The mortgage insurer's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by the mortgage insurer and the Bank.

The mortgage insurer is not reported as a separate segment in the Group's segmental results. Its results are included within the Retail Bank and BankSA segments. Due to the significance of the mortgage insurer's operations, a summary of its contribution to the Group is disclosed in the following table:



3.1.9 Mortgage Insurance (continued)

Performance Summary – Contribution to Group Result

		Half Year		
		31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Net interest income				
- mortgage insurance		27	24	21
- investment portfolio		7	7	5
Non-interest income				
- investment portfolio fair value movement		(33)	12	22
- dividends		3	5	3
Claims		(4)	(2)	(4)
Other expenses		(5)	(5)	(3)
Profit before tax		(5)	41	44
Income tax expense		2	(11)	(11)
Profit after tax		(3)	30	33
Total assets		380	397	370
Investment portfolio		358	381	359
Profit before tax by source				
* Mortgage Insurance	%	NA	45.45	33.18
* Investment Portfolio	%	NA	54.55	66.82

Loan risk fees collected by the Bank in respect of SGIA's mortgage insurance activities are regarded as fees that are integral to those loans and recognised as an adjustment to the yield of the loan. Such fees are deferred and amortised to interest income over the estimated life of the loan using the effective interest rate method.

SGIA's contribution to the Group's profit before tax was a loss of $5 million compared to a gain of $44 million in the 31 March 2007 half. Net interest income derived from mortgage insurance increased to $27 million (31 March 2007: $21 million), due to growth in home loan balances. Mortgage insurance claims were $4 million (31 March 2007: $4 million), reflecting the quality of the loan portfolio. Investment income was a loss of $23 million (31 March 2007: gain of $30 million) due to the extreme negative and volatile performance of equity markets.

The Group plans to rebalance the mix of the investment portfolio with a view to minimising volatility in future and the impact of new capital adequacy rules effective from 1 July 2008 that increase the capital required for equity investments.



3.2 Group Position Summary

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Assets			
Cash and liquid assets	3,035	2,081	1,188
Receivables due from other financial institutions	477	1,244	1,180
Assets at fair value through the income statement	13,314	11,339	6,043
Derivative assets	2,621	1,271	877
Available for sale investments	829	929	1,381
Loans and other receivables	93,636	89,884	85,144
Bank acceptances of customers	19,774	16,343	13,580
Property, plant and equipment	336	345	332
Intangible assets	1,344	1,323	1,305
Other assets	943	1,041	950
Total Assets	136,309	125,800	111,980
Liabilities			
Retail funding and other borrowings	118,960	108,005	97,152
Payables to other financial institutions	965	1,013	473
Bank acceptances	5,050	6,348	5,456
Derivative liabilities	3,049	3,440	2,202
Bills payable and other liabilities	1,425	1,110	1,085
Total Liabilities	129,449	119,916	106,368
Net Assets	6,860	5,884	5,612
Shareholders' Equity			
Share capital	5,480	4,549	4,467
Reserves	259	243	176
Retained profits	1,115	1,086	951
Minority interests in controlled entities	6	6	18
Total Shareholders' Equity	6,860	5,884	5,612
Shareholders' equity as a percentage of total assets	5.03%	4.68%	5.01%
Net tangible assets per ordinary share issued	$8.95	$7.63	$7.16
Number of ordinary shares issued (000's)	560,728	532,231	529,888



3.2.1 Total Assets

Total assets were $136.3 billion at 31 March 2008 (31 March 2007: $112.0 billion), an increase of 21.7%. This reflects growth of 14.9% in lending assets (including bank acceptances and securitised loans) to $113.4 billion since 31 March 2007 and an increased holding of liquid assets.


Total Assets
$ billion
160
140
120
100
80
60
40
20
0
100
107
112
126
136
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08


Total Liabilities
$ billion
140
120
100
80
60
40
20
0
95
102
106
120
129
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08


Shareholders' Equity as a Percentage of Total Assets
5.1%
5.0%
4.9%
4.8%
4.7%
4.6%
4.5%
4.4%
4.95%
4.99%
5.01%
4.68%
5.03%
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08

The decline in the ratio to 4.68% at 30 September 2007 was due to the strong growth in total assets during that half and the timing of the ordinary share capital raisings that occurred in the March 2008 half.

3.2.2 Lending Assets

Lending assets increased to $113.4 billion (31 March 2007: $98.7 billion), an increase of 14.9%. Annualised growth since 30 September 2007 was 13.5%.

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Residential			
Housing loans	34,205	28,681	25,095
Securitised housing loans	16,249	18,752	19,214
Home equity loans	22,189	21,781	21,033
Total Residential	72,643	69,214	65,342
Consumer			
Personal loans (1)	2,975	2,821	2,688
Line of credit	1,639	1,512	1,408
Margin lending	2,524	3,169	2,984
Total Consumer	7,138	7,502	7,080
Commercial			
Commercial loans	11,004	10,298	10,070
Bank bill acceptances	19,533	15,976	13,229
Hire purchase (2)	2,629	2,367	2,171
Leasing (3)	627	538	461
Total Commercial	33,793	29,179	25,931
Foreign exchange cash advances	82	41	57
Structured financing (4)	67	582	597
Gross lending assets	113,723	106,518	99,007
Collective provision	313	291	283
Net lending assets	113,410	106,227	98,724
Lending assets are comprised of:			
Net loans and receivables	93,636	89,884	85,144
Bank acceptances - commercial	19,533	15,976	13,229
Bank acceptances - margin lending	241	367	351
Net lending assets	113,410	106,227	98,724

(1) Includes $121m of securitised personal loans as at 31 March 2008
(2) Includes $174m of securitised hire purchase loans as at 31 March 2008
(3) Includes $41m of securitised leases as at 31 March 2008
(4) The reduction in structured finance lending is primarily due to the termination of a single loan during the half.



3.2.2 Lending Assets (continued)

Residential loans increased by 11.2% to $72.6 billion from $65.3 billion as at 31 March 2007. Despite the relatively weaker performance of the New South Wales housing market to other states, solid growth in home loan balances was achieved. This reflects the success of the Bank's expansion strategy into Western Australia, Queensland and Victoria, where it has invested in its distribution network and effectively utilised third party mortgage brokers to deliver strong lending growth in these target markets. There are encouraging signs in the New South Wales market with economic measures such as the New South Wales state final demand figures steadily improving over the last twelve months.

Consumer loans remained flat at $7.1 billion compared to 31 March 2007 and comprise margin loans, credit cards and personal loans. Credit cards grew by 16.4% to $1.6 billion (31 March 2007: $1.4 billion) reflecting the success of the Bank's cross sell initiatives and award winning "Vertigo" credit card. Margin lending receivables were $2.5 billion compared to $3.0 billion at 31 March 2007. The portfolio has been impacted by falling equity markets and resulting margin calls.

Commercial loans grew by 30.3% to $33.8 billion from $25.9 billion at 31 March 2007. Annualised growth in commercial loans since 30 September 2007 was a strong 31.6%, despite intense competition in this market. Middle market receivables grew by 32.0% to $27.6 billion since 31 March 2007 and recorded an annualised increase of 31.2% since 30 September 2007. This strong growth reflects the success of St.George's business bank that consistently delivers exceptional industry leading levels of customer service.



3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) were $70 million at 31 March 2008 (31 March 2007: $59 million).

Past due 90 day loans were $226 million compared to $241 million at 31 March 2007. Residential past due 90 day loans as a percentage of total residential loans (excluding securitised loans) were 0.24% compared to 0.36% at 31 March 2007. The ratio fell to 0.19% (31 March 2007: 0.26%) including securitised loans. These loans are well secured and minimal losses are expected as the properties have either low loan to valuation ratios or are mortgage insured. Residential past due 90 day loans have reduced when compared to both 30 September 2007 and 31 March 2007, reflecting the excellent quality of the portfolio.

Past due 90 day other receivables were 0.86% compared to 0.75% at 31 March 2007.

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	118	69	87
Specific Provisions	50	28	36
Net Loan Balances	68	41	51
Without provisions:			
Gross Loan Balances	2	9	8
Total Non-accrual Loans:			
Gross Loan Balances	120	78	95
Specific Provisions	50	28	36
Net Loan Balances	70	50	59
Section 2 - Restructured Loans			
Without provisions:			
Gross Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	-	-	-
Total impaired assets [1]	70	50	59
Section 4 - Past Due Loans[2]			
Residential loans	137	153	168
Other	89	72	73
Total	226	225	241

(1) These balances consist of commercial impaired assets and other facilities that have been individually provisioned.
(2) These balances consist of retail and commercial loans which are managed on a portfolio basis and are 90 or more consecutive days in arrears.



3.2.3 Impaired Assets (continued)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
0
0.070%
0.060%
0.050%
0.040%
0.030%
0.020%
0.010%
0.000%
44
51
59
50
70
0.05
0.05
0.06
0.05
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08
Net non-accrual loans
Net non-accruals/net receivables (RHS)

As at	31 Mar 2008	30 Sep 2007	31 Mar 2007
Specific provision coverage for non-accruals	41.67%	35.90%	37.89%
Gross non-accruals / Net receivables	0.11%	0.07%	0.10%
Net non-accruals / Net receivables	0.06%	0.05%	0.06%

Past due items

As at	31 Mar 2008	30 Sep 2007	31 Mar 2007
Residential / Net residential receivables(1)	0.24%	0.30%	0.36%
Other / Net other receivables(2)	0.86%	0.69%	0.75%

(1) Excludes securitised loans. If securitised loans were included, the ratio would decrease to 0.19% at 31 March 2008 (31 March 2007: 0.26%).

(2) Other receivables comprise hire purchase, leasing and unsecured consumer loans.



3.2.4 Loan Impairment Provisions and General Reserve for Credit Losses

	Half Year		
	Mar 2008 $M	**Sep 2007 $M**	**Mar 2007 $M**
Collective provision			
Balance at the beginning of the period	291	283	268
Net provision movement during the period	22	8	15
Balance at the end of the period	313	291	283
Specific provision			
Balance at the beginning of the period	34	39	31
Net provision movement during the period	96	77	78
Bad debt write offs (net)	(72)	(82)	(70)
Balance at the end of the period	58	34	39
General reserve for credit losses			
Balance at the beginning of the period	153	130	117
Appropriation from profits during the period	26	23	13
Balance at the end of the period	179	153	130
Total provisions and general reserve for credit losses	550	478	452

Collective and specific provisions are raised where there is objective evidence of impairment. For collective impairment, a provision is raised even where the impairment event cannot be attributed to individual exposures. The required provision is estimated on the basis of historical loss experience.

At 31 March 2008, $172 million of the after tax equivalent of the collective provision is considered to satisfy APRA's general provision definition which, when taken together with the $179 million balance of the general reserve for credit losses, represents 0.5% of risk weighted assets.

3.2.5 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $119.0 billion at 31 March 2008, an increase of 22.4% since 31 March 2007.

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Retail funding	51,134	47,779	44,824
Other deposits	18,545	15,640	10,935
Offshore borrowings	21,556	17,024	14,136
Domestic borrowings	8,010	6,392	4,260
Subordinated debt	1,906	1,909	1,760
Preference shares	718	322	708
Securitisation and asset-backed conduit funding	17,091	18,939	20,529
Total	118,960	108,005	97,152
Retail funding as a % of Total Retail Funding and Other Borrowings (1)	50.6%	53.8%	59.0%

(1) Excluding securitisation, asset-backed conduit funding and preference shares.


Retail Funding
$ billion
60
50
40
30
20
10
-
41.8
43.1
44.8
47.8
51.1
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08


Other Borrowings
$ billion
80
70
60
50
40
30
20
10
-
43.6
48.6
52.3
60.2
67.8
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08



3.2.5 Retail Funding and Other Borrowings (continued)


Retail Funding as a % of Total Retail Funding and Other Borrowings (1)
70%
65%
60%
55%
50%
45%
40%
61.0%
59.8%
59.0%
53.8%
50.6%
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08

(1) Excludes securitisation funding, asset-backed conduit funding and preference shares.

Retail funding

Retail funding has grown by 14.1% to $51.1 billion since 31 March 2007 and accounts for 50.6% of total funding and other borrowings excluding securitisation, asset-backed conduit funding and preference shares (31 March 2007: 59.0%). Annualised growth since 30 September 2007 was 14.0%. All major product categories recorded good inflows.

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Transaction	17,505	17,441	15,389
Savings	557	582	475
Fixed Term	17,654	14,855	14,749
Direct Saver	8,677	7,871	7,326
Investment	6,741	7,030	6,885
Total Retail Funding	51,134	47,779	44,824

Since 31 March 2007, transaction accounts have grown 13.8% to $17.5 billion, directsaver accounts grew by 18.4% to $8.7 billion, fixed term accounts grew 19.7% to $17.7 billion, and investment accounts, which comprise the Portfolio Cash Management Account, the Powersaver Account and the Investment Cash Account were $6.7 billion compared to $6.9 billion at 31 March 2007. The Group's business deposit accounts have grown by 17.1% to $7.0 billion since 31 March 2007. Cash investment accounts of Asgard investors held with the Bank increased 46.6% to $3.9 billion from $2.6 billion at 31 March 2007.

The strong lending growth achieved in the Middle Market segment has contributed to the growth in retail deposits as the Bank actively enhances customer relationships by increasing products per customers. Growth in retail deposits has also resulted from the expansion of the Bank's branch network, rising interest rates and investor preferences for lower risk investment products. Annualised growth in fixed term deposit accounts since 30 September 2007 was a strong 37.7%. Product pricing is continually reviewed and revised where appropriate to ensure profitable growth is achieved in this intensely competitive market. Strong balance sheet growth, a deliberate strategy to hold a higher level of liquid assets and lower securitisation have resulted in an increase in the proportion of wholesale funding. As a result, the retail funding ratio reduced to 50.6% from 59.0% at 31 March 2007.



3.2.5 Retail Funding and Other Borrowings (continued)

Other borrowings

Other borrowings excluding securitisation, asset-backed conduit funding and preference shares increased to $50.0 billion from $31.1 billion at 31 March 2007. Debt issues during the half year included the following:

- In March 2008, the Bank issued AUD 1.2 billion of one-year term funding comprising AUD 1 billion of floating rate transferable deposits and AUD 150 million of certificates of deposit. The majority of the paper was placed with domestic investors.
- In March 2008, the Bank issued CHF 250 million of floating rate notes, maturing in March 2010. This is the first public issue by St.George in the Swiss market.
- In February 2008, the Bank issued AUD 900 million of floating rate transferable deposits, maturing in August 2009.
- In October 2007, the Bank issued AUD 200 million of fixed rate and AUD 300 million of floating rate transferable deposits, maturing in July 2010.

In December 2007, the Bank issued four million Converting Preference Shares (CPS II) for $100 each, raising $392 million (net of issue costs) in Tier 1 capital. The CPS II are classified as debt for accounting purposes with distributions recognised as an interest expense.

The above issues demonstrate the continuing demand from investors for quality bank paper.

The Group has a diversified wholesale funding base. St.George maintains strong relationships with its investors in Australia, Europe, Asia and the United States through regular communication and marketing investor relations activities. St.George remains an attractive investment proposition for debt investors due to its low risk, domestic organic growth strategy, excellent asset quality and strong capital position.

St.George maintains a prudent level of term wholesale funding that provides flexibility in managing funding requirements and reduces funding cost pressures. Committed term and securitisation funding represents 54.7% or $37.0 billion of other borrowings. The average maturity period of securitisation funding is 36 months. As at 2 May 2008, the average maturity period of term funding is 26 months. Maturities of term funding in the next six months represents 15.3% of total term funding.

The Bank has $16.1 billion of securitisation funding in place (31 March 2007: $19.3 billion). In March 2008, the Bank completed a $336 million securitisation of auto finance loans. Securitisation funding enhances the Group's term funding profile with the maturity profile matching the securitised loans.


Short Term Funding
Investor Source
North America 6%
Asia 3%
Europe 21%
Australia 70%
Medium Term Funding
Investor Source
North America 4%
Asia 5%
Australia 42%
Europe 49%

3.2.5 Retail Funding and Other Borrowings (continued)

The maturity profile of term funding as at 2 May 2008 is as follows:


$M
Maturity Profile
3,500
3,000
2,500
2,000
1,500
1,000
500
-
May-08
Jun-Jul 08
Aug-Oct 08
Nov 08-Jan 09
Feb-Apr 09
May-Oct 09
Nov 09-Apr 10
May-Oct 10
Nov 10-Apr 11
May 11-Apr 12
May 12-Apr 13
May 13+
Senior
Sub-Debt

3.2.6 Shareholders' Equity

Shareholders' equity of $6,860 million represents 5.0% of total assets as at 31 March 2008. Shareholders' equity is comprised of the following items:

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Ordinary share capital			
- Ordinary equity	4,982	4,051	3,969
- Treasury shares	(10)	(10)	(10)
Total ordinary share capital	4,972	4,041	3,959
SAINTS	345	345	345
Step-up preference shares	148	148	148
Retained profits	1,115	1,086	951
General reserve	15	15	15
General reserve for credit losses	179	153	130
Foreign currency translation reserve	(1)	(1)	(1)
Cash flow hedge reserve	31	47	6
Equity compensation reserve	49	41	36
Depositors' and borrowers' redemption reserve	2	2	2
Available for sale reserve	(1)	1	3
Minority interests	6	6	18
Shareholders' equity	6,860	5,884	5,612



3.2.6 Shareholders' Equity (continued)

Below is a table detailing the movements in ordinary equity during the half year.

	$M	Number of shares
Balance as at 1 October 2007	4,041	532,231,095
Shares issuance:		
Share purchase plan	85	3,452,467
Private placement (net of issuance costs)	759	21,900,000
Dividend Reinvestment Plan - 2007 final ordinary dividend	76	2,203,980
Employee Reward Share Plan	-	191,802
Executive Performance Share Plan	-	244,994
Executive Option Plan	11	503,891
Balance as at 31 March 2008	4,972	560,728,229

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 88 cents per ordinary share, an increase of 7.3% or 6 cents compared to the 2007 year interim dividend. This represents a dividend payout ratio (cash basis) of 81.8% for the half year.

100% of the dividend payment will be franked at 30% and will be paid on 2 July 2008. Ordinary shares will trade ex-dividend on 2 June 2008. The Group's capability to continue to frank dividends remains strong. The adjusted franking account balance was $738 million at 31 March 2008 (31 March 2007: $409 million), after allowing for the impact of the interim dividend.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 6 June 2008 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim dividend with a 2.5% discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 6 June 2008. DRP application forms are available from the Share Registry.

The DRP will be priced during the 15 days of trading commencing 11 June 2008 through to 1 July 2008. A combined DRP advice/holding statement will be despatched to DRP participants on 9 July 2008.

1. Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457



3.3.1 Dividends (continued)


Ordinary Dividends
Cents per share
95
90
85
80
75
70
65
74
77
82
86
88
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08


Cash Earnings Per Share (1)
Cents per share
230.0
220.0
210.0
200.0
190.0
180.0
170.0
189.1
202.2
214.9
223.0
219.4
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08

(1) Annualised

The lower March 2008 EPS result reflects the investment income loss from SGIA's investment portfolio and the decision to increase ordinary share capital.

3.3.1 Dividends (continued)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount $M	Franked
SAINTS (Classified as equity)			
1 October 2007 - 19 November 2007	20 November 2007	3	100% franked at 30%
20 November 2007 - 19 February 2008	20 February 2008	5	100% franked at 30%
20 February 2008 - 31 March 2008	20 May 2008	3	100% franked at 30%
		11	
STEP-UP PREFERENCE SHARES (Classified as equity)			
1 October 2007 - 19 November 2007	20 November 2007	1	100% franked at 30%
20 November 2007 - 19 February 2008	20 February 2008	2	100% franked at 30%
20 February 2008 - 31 March 2008	20 May 2008	1	100% franked at 30%
		4	
CONVERTING PREFERENCE SHARES (Classified as a liability)			
1 October 2007 - 19 November 2007	20 November 2007	3	100% franked at 30%
20 November 2007 - 19 February 2008	20 February 2008	5	100% franked at 30%
20 February 2008 - 31 March 2008	20 May 2008	2	100% franked at 30%
		10	
CONVERTING PREFERENCE SHARES II (Classified as a liability)			
28 December 2007 - 19 February 2008	20 February 2008	4	100% franked at 30%
20 February 2008 - 31 March 2008	20 May 2008	3	100% franked at 30%
		7	

3.3.2 Capital Adequacy

The Group has a Tier 1 capital adequacy ratio of 7.0% (31 March 2007: 7.2%) and a total capital adequacy ratio of 10.1% (31 March 2007: 10.5%).

The Tier 1 capital adequacy ratio was impacted during the half year primarily by the issuance of 4 million Converting Preference Shares (CPS II) in December 2007 raising $392 million (net of issue costs) in Non-Innovative Tier 1 capital, the issuance of 21.9 million ordinary shares in November 2007 under a private placement raising $759 million and the issuance of 3.5 million ordinary shares in March 2008 under the Share Purchase Plan, raising $85 million.

As at	31 Mar 2008 $M	30 Sep 2007 $M	31 Mar 2007 $M
Tier 1			
Share capital	**4,972**	4,041	3,959
General reserve	**15**	15	15
Borrowers' and depositors' redemption reserve	**2**	2	2
Converting Preference Shares (CPS)	**320**	320	320
Converting Preference Shares (CPSII)	**392**	-	-
SAINTS	**345**	345	345
Perpetual notes	**-**	-	34
Step-up preference shares	**148**	148	148
Depositary capital securities	**-**	-	310
Minority interests	**6**	6	(16)
Other reserves	**10**	1	1
Equity compensation reserve	**49**	41	36
Retained earnings	**1,115**	1,086	951
Less: Expected dividend [(1)]	**(345)**	-	(354)
Capitalised expenses	**(412)**	(358)	(313)
Goodwill and other APRA deductions	**(1,762)**	(1,701)	(1,579)
Add: AIFRS APRA transition adjustments [(2)]	**-**	261	261
Total Tier 1 capital	**4,855**	4,207	4,120
Tier 2			
Asset revaluations	**21**	23	24
Subordinated debt	**1,887**	1,890	1,583
General reserve for credit losses/collective provision	**351**	313	283
Add: APRA AIFRS transition adjustment [(2)]	**-**	7	7
Total Tier 2 capital	**2,259**	2,233	1,897
Deductions			
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**48**	27	27
Other	**6**	1	1
Total deductions from capital	**54**	28	28
Total qualifying capital	**7,060**	6,412	5,989
Risk weighted assets	**69,693**	63,226	57,117
	%	**%**	**%**
Risk weighted capital adequacy ratio			
Tier 1	**7.0**	6.7	7.2
Tier 2	**3.2**	3.5	3.3
Deductions	**(0.1)**	-	-
Total capital ratio	**10.1**	10.2	10.5

(1) Net of estimated reinvestment under the dividend reinvestment plan.
(2) APRA AIFRS transitional relief expired on 1 January 2008.





3.3.2 Capital Adequacy (continued)

The Adjusted Common Equity (ACE) Ratio is 5.2% compared to 4.7% at 31 March 2007.

As at	**31 Mar 2008 $M**	**30 Sep 2007 $M**	**31 Mar 2007 $M**
Adjusted Common Equity Ratio			
Tier 1 Capital	4,855	4,207	4,120
Less: SAINTS	345	345	345
Step-up preference shares	148	148	148
Converting preference shares (CPS)	320	320	320
Converting preferense shares (CPS II)	392	-	-
Depositary capital securities	-	-	310
Perpetual notes	-	-	34
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	48	27	27
APRA transition adjustments	-	261	261
Adjusted Common Equity	3,602	3,106	2,675
Risk Weighted Assets	69,693	63,226	57,117
Adjusted Common Equity Ratio	5.2%	4.9%	4.7%



3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Half Year Ended 31 March 2008	Average Balance $M	Interest $M	Average Rate [1] %
Interest earning assets			
Cash and liquid assets	1,840	50	5.43%
Receivables from other financial institutions	1,408	44	6.25%
Assets at fair value	12,471	426	6.83%
Loans and other receivables	108,724	4,445	8.18%
Total interest earning assets	124,443	4,965	7.98%
Non interest earning assets			
Bills receivable	46		
Property, plant and equipment	342		
Other assets	6,032		
Provision for doubtful debts	(338)		
Total non interest earning assets	6,082		
Total assets	130,525		
Interest bearing liabilities			
Retail funding	48,291	1,274	5.28%
Other deposits	17,698	615	6.95%
Payables to other financial institutions	1,083	31	5.72%
Bank acceptances	5,248	184	7.01%
Securitisation [2]	19,106	697	7.30%
Loan capital	1,899	69	7.27%
Other borrowings [2][3]	26,317	903	6.86%
Total interest bearing liabilities	119,642	3,773	6.31%
Non interest bearing liabilities			
Bills payable	546		
Other non interest bearing liabilities	3,913		
Total non interest bearing liabilities	4,459		
Total liabilities	124,101		
Shareholders' equity [4]	6,424		
Total liabilities and shareholders' equity	130,525		
Interest Spread [5]			1.67%
Interest Margin [6]			1.92%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Includes the impact of Balance Sheet Management activities.
(4) Basic weighted average number of ordinary shares outstanding for the half year were 549.8 million.
(5) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(6) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half Year Ended 30 September 2007	Average Balance $M	Interest $M	Average Rate [1] %
Interest earning assets			
Cash and liquid assets	1,179	29	4.92%
Receivables from other financial institutions	1,510	43	5.70%
Assets at fair value	8,619	272	6.31%
Loans and other receivables	101,792	3,953	7.77%
Total interest earning assets	113,100	4,297	7.60%
Non interest earning assets			
Bills receivable	34		
Property, plant and equipment	329		
Other assets	4,973		
Provision for doubtful debts	(330)		
Total non interest earning assets	5,006		
Total assets	118,106		
Interest bearing liabilities			
Retail funding	45,010	1,098	4.88%
Other deposits	11,710	369	6.30%
Payables to other financial institutions	611	16	5.24%
Bank acceptances	6,866	221	6.44%
Securitisation [2]	21,145	708	6.70%
Loan capital	1,966	66	6.71%
Other borrowings [2] [3]	21,628	704	6.51%
Total interest bearing liabilities	108,936	3,182	5.84%
Non interest bearing liabilities			
Bills payable	210		
Other non interest bearing liabilities	3,326		
Total non interest bearing liabilities	3,536		
Total liabilities	112,472		
Shareholders' equity [4]	5,634		
Total liabilities and shareholders' equity	118,106		
Interest Spread [5]			1.76%
Interest Margin [6]			1.97%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Includes the impact of Balance Sheet Management activities.
(4) Basic weighted average number of ordinary shares outstanding for the half year were 531.0 million.
(5) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(6) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half Year Ended 31 March 2007	Average Balance $M	Interest $M	Average Rate [1] %
Interest earning assets			
Cash and liquid assets	959	23	4.80%
Receivables from other financial institutions	1,428	39	5.46%
Assets at fair value	7,270	219	6.02%
Loans and other receivables	94,710	3,625	7.65%
Total interest earning assets	104,367	3,906	7.49%
Non interest earning assets			
Bills receivable	10		
Property, plant and equipment	337		
Other assets	4,628		
Provision for doubtful debts	(315)		
Total non interest earning assets	4,660		
Total assets	109,027		
Interest bearing liabilities			
Retail funding	42,432	990	4.67%
Other deposits	9,738	296	6.08%
Payables to other financial institutions	402	10	4.98%
Bank acceptances	5,970	187	6.26%
Securitisation [2]	19,160	620	6.47%
Loan capital	1,932	63	6.52%
Other borrowings [2] [3]	20,888	662	6.34%
Total interest bearing liabilities	100,522	2,828	5.63%
Non interest bearing liabilities			
Bills payable	177		
Other non interest bearing liabilities	2,930		
Total non interest bearing liabilities	3,107		
Total liabilities	103,629		
Shareholders' equity [4]	5,398		
Total liabilities and shareholders' equity	109,027		
Interest Spread [5]			1.86%
Interest Margin [6]			2.07%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Includes the impact of Balance Sheet Management activities.
(4) Basic weighted average number of ordinary shares outstanding for the half year were 528.6 million.
(5) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(6) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half years ended 31 March 2008 and 30 September 2007. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

Half year movements

	March 2008 over September 2007			September 2007 over March 2007		
	Change due to			Change due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	18	3	21	5	1	6
Receivables due from other financial institutions	(3)	4	1	2	2	4
Assets at fair value	132	22	154	43	10	53
Loans and other receivables	283	209	492	275	53	328
Change in interest income	430	238	668	325	66	391
Interest bearing liabilities						
Retail funding	87	89	176	63	45	108
Other deposits	208	38	246	62	11	73
Payables due to other financial institutions	14	1	15	5	1	6
Bank acceptances	(57)	20	(37)	29	5	34
Securitisation	(74)	63	(11)	66	22	88
Loan capital	(2)	5	3	1	2	3
Other borrowings	161	38	199	24	18	42
Change in interest expense	337	254	591	250	104	354
Change in net interest income	93	(16)	77	75	(38)	37

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides details of the Group's outstanding derivatives used for trading and hedging purposes.

	31 March 2008				[illegible]			
	Contract/ Notional Amount	Fair values			Contract/ Notional Amount	Fair values		
$M		Assets	Liabilities	Net		Assets	Liabilities	Net
Derivatives held for trading								
Futures	25,836	-	-	-	32,833	4	(1)	3
Forward rate agreements	24,959	4	(2)	2	20,965	2	(1)	1
Interest rate swaps	111,605	845	(783)	62	77,673	307	(279)	28
Interest rate options	712	2	(5)	(3)	715	1	(1)	-
Foreign exchange	19,643	447	(203)	244	15,258	183	(279)	(96)
Cross currency swaps	1,749	148	(86)	62	2,986	93	(110)	(17)
Foreign exchange options	1,981	19	(18)	1	2,683	10	(13)	(3)
	186,485	**1,465**	**(1,097)**	**368**	**153,113**	**600**	**(684)**	**(84)**
Derivatives held for cash flow hedging								
Interest rate swaps	37,231	550	(124)	426	18,716	157	(57)	100
	37,231	**550**	**(124)**	**426**	**18,716**	**157**	**(57)**	**100**
Derivatives held for fair value hedging								
Interest rate swaps	1,580	56	(11)	45	1,255	8	(21)	(13)
Cross currency swaps	23,456	550	(1,817)	(1,267)	26,613	112	(1,440)	(1,328)
	25,036	**606**	**(1,828)**	**(1,222)**	**27,868**	**120**	**(1,461)**	**(1,341)**
Total	248,752	2,621	(3,049)	(428)	199,697	877	(2,202)	(1,325)



3.3.5 Derivatives (continued)

The Group has credit risk on derivative transactions that have a positive value (an asset). More than 95% of derivative transactions, by notional contract value, are with counterparties that are rated investment grade quality.

The St.George risk rating system has twelve levels of classification. The levels are:

Level	International Rating
A	AAA
B	AA+ to AA
C	AA-
D	A+
E	A
F	A-
G	BBB+
H	BBB
I	BBB-
J	BB+
K	BB+
L or below	BB or below

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $248.8 billion as at 31 March 2008 (31 March 2007: $199.7 billion).


Counterparty Credit Risk
60%
50%
40%
30%
20%
10%
0%
10.8%
46.8%
35.5%
1.9%
0.1%
0.5%
0.5%
0.3%
0.2%
0.5%
0.6%
2.3%
A
B
C
D
E
F
G
H
I
J
K
L or below
Risk Rating



3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market Risk is split into two components: general and specific market risk. General market risk is the potential for losses arising from the adverse movements in the general level of market factors such as foreign exchange rates, interest rates, exchange rate volatilities and interest rate volatilities. Specific risk is the potential for losses resulting from issuer specific factors. In St.George's case specific risk only relates to debt security positions.

Market risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including Value at Risk (VaR). VaR is a statistical estimate of losses due to general market price movements, calculated at St.George to a 99% confidence level. This means that losses greater than our VaR estimate should not occur more than once in 100 days on average. In an extreme event, losses could well exceed the VaR amount.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total room and by trading unit for the half years ended 31 March 2008, 30 September 2007 and 31 March 2007.

Six months ended	31 March 2008		30 September 2007		31 March 2007	
$'000	High	Average	High	Average	High	Average
Total Room Risk	3,619	965	1,308	586	1,165	526
Domestic VaR	3,290	906	1,359	545	1,087	485
Foreign Exchange VAR	1,296	306	682	220	694	207

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period using end of day trading positions.

The increase in VaR for the 31 March 2008 reporting period is due to an increase in volatility in markets in general, a widening of credit spreads and an increased holding of liquid assets held in the trading book.

As part of the model validation process, actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis. Hypothetical profit and loss uses the same portfolio as the VaR estimate to test the predictive accuracy of the model.

VaR measurements are supplemented by a series of stress tests that are used to capture the possible effect of extreme events or market shocks. Additionally the market risk framework includes applying stop-loss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.



4 Supplementary Information

4.1 Earnings Per Share Calculations – Cash basis

	Half Year		
	Mar 08	Sep 07	Mar 07
Weighted average number of shares			
Basic ('000)	549,765	531,035	528,644
Weighted average number of potential dilutive shares			
Options on ordinary shares ('000)	132	444	530
SAINTS ('000)	11,356	10,144	10,248
SPS ('000)	4,867	4,347	4,392
CPS I ('000)	10,385	9,419	5,385
CPS II ('000)	6,636	-	-
	33,376	24,354	20,555
Weighted average number of shares used in dilutive earnings per share	583,141	555,389	549,199
	$M	$M	$M
Cash basis earnings used in basic earnings per share calculation	603	592	568
add: preference share distributions on potential dilutive issues			
SAINTS	11	10	9
SPS	4	4	4
CPS I	10	8	5
CPS II	7	-	-
Cash basis earnings used in dilutive earnings per share calculation	635	614	586



4.2 Economic Profit

Economic Profit is defined as:

- cash earnings; less
- capital charge (calculated at the Group's cost of capital multiplied by average ordinary equity); plus
- 90% of the estimated value of franking credits paid to shareholders.

Economic Profit is used by the Bank as an additional measure to assess performance at a Group and divisional level. Capital is allocated based on the outputs of Group's internal Economic Capital model, which is used to assess and quantify the risk capital requirement across risk types within the Group.

The capital charge is calculated at 12% of average ordinary equity in the March 2008 half and 11% in prior periods.

The higher capital charge reflects the increase in the cost of capital rate to 12% and the higher level of average ordinary equity due to the completion of a number of ordinary share capital issues during the half.

St.George's cost of capital provides an estimate of investors required rate of return for a given level of risk. Key inputs include the risk free rate, a market risk premium and a measure of St.George stock price volatility relative to the Market. In the half year, the cost of capital increased as a result of Global Market uncertainty and this has affected St.George's economic profit result.

Details of economic profit are as follows:

	Half Year			Movement
	Mar 08	Sep 07	Mar 07	Mar 08 vs Mar 07
	$M	$M	$M	%
Cash profit	603	592	568	6.2
Dividend imputation	191	177	168	13.7
Adjusted profit	794	769	736	7.9
Capital charge	(356)	(282)	(269)	32.3
Economic profit	438	487	467	(6.2)
Average ordinary equity	5,927	5,129	4,888	

4.3 Branches

As at	Mar 2008	Sep 2007	Mar 2007
New South Wales	200	201	200
Australian Capital Territory	13	13	13
Queensland	28	27	23
Victoria	37	37	38
South Australia	109	109	109
Western Australia	9	8	3
Northern Territory	4	4	4
Total	400	399	390
Assets per branch - $M	341	315	287
Net Profit per branch (annualised)			
- Cash basis profit before preference dividends $ '000	3,090	3,038	2,979

Investment has continued in the interstate distribution network with one branch opened in Western Australia and one branch in Queensland during the half.

A further five branches are planned in Queensland, one in Western Australia and two in Victoria in second half 2008.

4.4 Staffing (full time equivalents)

	Mar 2008	Sep 2007	Mar 2007
New South Wales	5,107	5,057	4,964
Australian Capital Territory	159	151	159
Queensland	377	349	304
Victoria	424	419	407
South Australia	1,224	1,221	1,208
Western Australia	210	192	163
Northern Territory	37	37	37
	7,538	7,426	7,242
Asgard	635	648	647
Scottish Pacific	-	-	106
Total Permanent and Casual Staff	8,173	8,074	7,995
Assets per staff - $M	16.7	15.6	14.0
Staff per $m assets - No.	0.06	0.06	0.07
Net Profit per average staff (annualised)			
- Cash basis profit before preference dividends $'000	156	151	146
Total Group Workforce(1)	8,801	8,722	8,727

(1) The total Group workforce comprises permanent, casual and temporary staff and contractors.



4.5 Dates and Credit Ratings

Financial Calendar

Date	Event
20 May 2008	Payment date of SAINTS, SPS, CPS and CPS II dividends
20 May 2008	Victorian Shareholders' Presentation
2 June 2008	Ex-dividend trading for interim ordinary share dividend
6 June 2008	Record date for interim ordinary share dividend
1 July 2008	DRP pricing period ends
2 July 2008	Payment of interim ordinary share dividend
9 July 2008	Mailing DRP statements
30 September 2008	Financial year end

Proposed Dates

Date	Event
29 July 2008	Ex-dividend trading for SAINTS, SPS, CPS and CPS II dividends
5 August 2008	Record date for SAINTS, SPS, CPS and CPS II dividends
20 August 2008	Payment date of SAINTS, SPS, CPS and CPS II dividends
29 October 2008	Ex-dividend trading for SAINTS, SPS, CPS and CPS II dividends
29 October 2008	Announcement of financial results and final ordinary share dividend declared
5 November 2008	Record date for SAINTS, SPS, CPS and CPS II dividends
17 November 2008	Ex-dividend trading for final ordinary share dividend
20 November 2008	Payment date of SAINTS, SPS, CPS and CPS II dividends
21 November 2008	Record date for final ordinary share dividend
15 December 2008	DRP pricing period ends
16 December 2008	Payment of final ordinary share dividend
17 December 2008	Annual General Meeting
23 December 2008	Mailing DRP statements

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A+
Moody's	P-1	Aa2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au



Appendix 4D Disclosures

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 MARCH 2008

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Interest income	**4,965**	4,297	3,906
Interest expense	**3,773**	3,182	2,828
Net interest income	**1,192**	1,115	1,078
Other income	**575**	559	533
Total operating income	**1,767**	1,674	1,611
Bad and doubtful debts expense	**118**	85	93
Operating expenses	**759**	707	683
Profit before income tax	**890**	882	835
Income tax expense	**361**	275	250
Profit after income tax	**529**	607	585
Minority interests	**-**	2	-
Net profit attributable to shareholders of the Bank	**529**	605	585
Dividends per ordinary share (cents)			
Final dividend paid	**86**	-	77
Final dividend proposed	**-**	86	-
Interim dividend paid	**-**	82	-
Interim dividend proposed	**88**	-	82
Earnings per share			
Basic (cents)	**93.5**	111.3	108.2
Diluted (cents)	**93.6**	110.4	107.4



ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM BALANCE SHEET
AS AT 31 MARCH 2008

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
ASSETS			
Cash and liquid assets	**3,035**	2,081	1,188
Receivables due from other financial institutions	**477**	1,244	1,180
Assets at fair value through the income statement	**13,314**	11,339	6,043
Derivative assets	**2,621**	1,271	877
Available for sale investments	**829**	929	1,381
Loans and other receivables	**93,636**	89,884	85,144
Bank acceptances of customers	**19,774**	16,343	13,580
Investment in associated companies	**29**	28	28
Property, plant and equipment	**336**	345	332
Intangible assets	**1,344**	1,323	1,305
Deferred tax assets	**232**	215	198
Other assets	**682**	798	724
TOTAL ASSETS	**136,309**	125,800	111,980
LIABILITIES			
Deposits and other borrowings	**78,713**	70,803	61,296
Payables due to other financial institutions	**965**	1,013	473
Liabilities at fair value through the income statement	**-**	-	386
Derivative liabilities	**3,049**	3,440	2,202
Bank acceptances	**5,050**	6,348	5,456
Provision for dividends	**4**	2	3
Current tax liabilities	**44**	101	121
Deferred tax liabilities	**136**	123	169
Other provisions	**154**	116	126
Bonds and notes	**37,623**	34,971	33,388
Loan capital	**2,624**	2,231	2,082
Bills payable and other liabilities	**1,087**	768	666
TOTAL LIABILITIES	**129,449**	119,916	106,368
NET ASSETS	**6,860**	5,884	5,612
SHAREHOLDERS' EQUITY			
Share capital	**5,480**	4,549	4,467
Reserves	**259**	243	176
Retained profits	**1,115**	1,086	951
Equity attributable to shareholders of the Bank	**6,854**	5,878	5,594
Equity attributable to minority interests	**6**	6	18
Total Shareholders' Equity	**6,860**	5,884	5,612



ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF-YEAR ENDED 31 MARCH 2008

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Cash flow hedge reserve			
Gains and losses on cash flow hedging instruments (net of tax)			
Recognised in equity	(17)	40	6
Transferred to the income statement	1	1	-
Available for sale reserve			
Gains and losses on available for sale investments (net of tax)			
Recognised in equity	(2)	(2)	(1)
Defined benefit plan actuarial gains (net of tax)	-	2	-
Net income/(expense) recognised directly in equity	(18)	41	5
Profit for the period	529	607	585
Total recognised income and expense for the period	511	648	590
Total recognised income and expense for the period attributable to:			
Shareholders of the Bank	511	646	590
Minority interests	-	2	-
	511	648	590

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2008

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest received	**4,820**	4,397	3,892
Interest paid	**(3,925)**	(3,199)	(2,860)
Other income received	**583**	492	423
Operating expenses paid	**(657)**	(653)	(639)
Income taxes paid	**(361)**	(342)	(266)
Purchase of available for sale investments	**(43)**	(117)	(267)
Proceeds from sale and redemption of available for sale investm	**126**	537	468
Net (increase)/decrease in assets			
- Balance due from other financial institutions (not at call)	**207**	(153)	156
- Assets at fair value through the income statement	**(2,088)**	(5,321)	130
- Loans and other receivables	**(7,294)**	(7,697)	(5,370)
Net increase/(decrease) in liabilities			
- Balance due to other financial institutions (not at call)	**557**	4	(108)
- Deposits and other borrowings	**6,641**	10,546	4,878
- Bonds and notes	**1,213**	2,484	(24)
Net cash (used in)/provided by operating activities	**(221)**	978	413
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of controlled entity	**-**	27	-
Dividends received	**3**	5	3
Restructure related payments	**(7)**	(12)	1
Proceeds from sale of shares	**50**	-	8
Payments for property, plant and equipment	**(40)**	(55)	(36)
Proceeds from sale of property, plant and equipment	**31**	21	8
Net (increase)/decrease in other assets	**72**	(119)	(100)
Net cash provided by/(used in) investing activities	**109**	(133)	(116)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase/(decrease) in liabilities			
- Other liabilities	**(109)**	66	(30)
- Liabilities at fair value through the income statement	**-**	(390)	-
- Loan capital	**1**	167	(199)
Net proceeds from the issue of Converting Preference Shares	**392**	-	320
Proceeds from the issue of shares	**864**	1	16
Share issue costs	**(9)**	-	-
Dividends paid (excluding Dividend Re-Investment Plan)	**(397)**	(381)	(344)
Net cash provided by/(used in) financing activities	**742**	(537)	(237)
Net increase in cash and cash equivalents	**630**	308	60
Cash and cash equivalents at the beginning of the half-year	**1,775**	1,467	1,407
Cash and cash equivalents at the end of the half-year	**2,405**	1,775	1,467



Compliance Statement

This interim report for the half year ended 31 March 2008 is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the Bank during the half year.

The preliminary report has been prepared in accordance with Accounting Standards in Australia.

The financial statements of St.George have been reviewed by its auditor, KPMG.

J S Curtis
Chairman
6 May 2008

P A Fegan
Managing Director and Chief Executive Officer




st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	64
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**INTERIM RESULTS PRESENTATION**
Date Sent:	6 May 2008

I attach slides of a presentation to analysts by St.George Bank's Managing Director and Chief Executive Officer, Mr Paul Fegan (commencing 11:30 am). The presentation will be web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary


2008 Interim Results
st.george
6 May 2008


2

Agenda

Result highlights:	**Paul Fegan**
Financial overview:	**Michael Cameron**
Business priorities and outlook:	**Paul Fegan**



Result Highlights

Paul Fegan
Managing Director and CEO

st.george

Notes

7

Progress to date...

- Record profit with strong 1H08 underlying growth in earnings delivered
- Capital position strengthened
- Liquidity prudently increased
- Funding requirements significantly ahead of schedule
- Credit quality strong
- Group Executive Retail Bank appointed
- Initiatives in place to drive strong uplift in earnings in 2H08

Strongly positioned to deliver superior to peer 8-10% EPS growth in FY08



8

Notes

9

Profit result

	Mar-08	Mar-07	Change %
Cash profit*	$603m	$568m	6.2
Net profit^	$514m	$572m	(10.1)
Earnings per share*	219.4¢	214.9¢	2.1
Return on equity*	20.3%	23.2%	-
Expense to income*	42.5%	42.6%	-
Dividend	88¢	82¢	7.3

^Net profit includes hedging and non-trading derivatives volatility and significant items. *Cash basis excludes these items

10

Notes

11

Underlying performance

	Mar-08 $m	Mar-07 $m	Profit growth %	EPS growth %
Underlying performance	626	553	13.2	8.8
SGIA Investment Portfolio*	(23)	15	-	-
Cash NPAT	603	568	6.2	2.1

Percentages Mar-07 to Mar-08. *After tax basis

12

Notes



13
Solid earnings performance
$bn
2
1
0
AGAAP
Cash AIFRS
5.0% (8.5% before SGIA)
1.7
1.1
4.8%
0.6
0.7
0.6
0.3
6.2% (13.2% before SGIA)
Revenue
Revenue before SGIA^
Expenses
Earnings*
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
15% earnings CAGR since Mar-03
Percentages Mar-07 to Mar-08. *Cash basis after preference dividends.
^Before investment portfolio trading result of SGIA (St.George Insurance Australia is the Group's captive mortgage insurer)

14

Notes

15

Factors driving 2H08 uplift in earnings...

- Full period run rate impact of:
  - product repricing
  - Nov-07 capital placement free funds benefit
  - costs disciplines initiated in 1H08
- Anticipated stabilisation of earnings from SGIA investment portfolio
- Individual provisioning charge made in 1H08
- Reduced costs related to realignment of mortgage broker commissions

Well positioned to deliver strong uplift in earnings in 2H08


16
Notes


17
Robust volumes growth
$bn
120
60
0
14.9%
14.1%
-0.9%
113.4
50.2
51.1
43.9
29.7
17.4
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Lending
Retail Deposits
Managed Funds
Percentages Mar-07 to Mar-08


18
Other key information
Notes
Peer group expense to income ratio*
%
70
60
50
40
63.7
58.7
48.4
44.8
44.4
44.4
43.1
42.5
BENDIGO
Bank of QLD
CBA
NAB
WBC
ANZ
Suncorp
St.George
Excluding goodwill and before significant items. *Ratios as at the companies last reporting date


19
Effective cost management
Expense to income ratio
%
60
50
40
52.1
Expense to income ratio
Before SGIA^
Cash AIFRS
AGAAP*
42.5
41.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
*Excluding goodwill and before significant items. ^Underlying is before SGIA investment portfolio trading result

20

Notes



21
Credit quality remains excellent
Net impaired assets/net receivables*
bps
50
25
0
43
14
11
6
Average of the 4 majors
St.George
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• Low risk business mix
• Proven track record
• Credit quality in retail division remains excellent, with the arrears performance strong
• Overall credit quality in business banking remains strong, exposures to individual entities closely monitored
• No exposures to:
- US or domestic sub-prime lending
- CDOs
- hedge funds
Bad and doubtful debts 0.22% of average total receivables
*Sep-05 onwards includes securitisation and bill acceptances

22

Notes


23
ROE consistently above 20%
Return on equity^
%
30
20
10
0
20.4
20.3
AGAAP*
Cash AIFRS
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
1H08 ROE reflects decision to hold higher levels of capital
*After preference dividends, before significant items and goodwill. ^Annualised

24

Notes


25
Strong and consistent dividend growth
Dividend payout
Earnings per share^
¢
90
65
40
42
45
50
60
62
67
70
74
77
82
86
88
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
¢
250
200
150
100
AGAAP*
Cash AIFRS
127
141
144
160
162
174
173
189
202
215
223
219
5yr CAGR 9.3%
Dividend payout to grow broadly in line with annual EPS growth
*Before significant items and goodwill. ^Annualised


26


27
Financial Overview
Michael Cameron
Chief Financial Officer
st.george

28

Notes

Underlying profit

	Mar-08 $m	Mar-07 $m	Profit growth %	EPS growth %
Underlying performance	626	553	13.2	8.8
SGIA Investment Portfolio*	(23)	15	-	-
Cash NPAT	603	568	6.2	2.1
Significant items*				
Visa Inc.	54	-	-	-
Restructure costs	(30)	-	-	-
Tax on Depositary Capital Securities	(117)	-	-	-
Derivative volatility	4	4	-	-
Statutory NPAT	514	572	(10.1)	-

Percentages Mar-07 to Mar-08. *After tax basis

Other key information

SGIA revaluations

	Mar-08 $m	Sep-07 $m	Mar-07 $m
Revaluations*	(33)	12	22
Tax	10	(4)	(7)
After tax	(23)	8	15

*Before tax

Notes

SGIA investment portfolio

Balances $m

	Mar-08	Sep-07	Mar-07
Equities	119*	182	165
Cash	99	60	57
Bonds	140	139	137
Total	358	381	359

SGIA revenue $m

	Mar-08	Sep-07	Mar-07	Change Mar-07 to Mar-08
NII	7	7	5	2
Revaluations	(33)	12	22	(55)
Dividends	3	5	3	-
Total	(23)	24	30	53

- SGIA currently maintains a medium to long term investment horizon
- Asset allocation currently under review to reduce volatility and in line with new APRA industry guidelines

*$37.5m equities sold and transferred to cash in Dec-07 and Jan-08

Notes

33

Significant items

	Mar-08 $m*
Gain from Visa Inc. shareholding	54
Recognition of restructure costs	(30)
Recognition of tax expense on DCS^	(117)
Total after tax	(93)

- Gain from Visa Inc. represents 56.19% sold in IPO and the discounted fair value of remaining shares held
- Restructure costs primarily represent staff redundancy costs relating to outsourcing and consolidation of sites
- Depositary Capital Securities tax expense relates to interest deductions claimed by St.George on subordinated debentures from 1998-2003

*After tax basis. ^Depositary Capital Securities

34

Other key information



1H08 on 2H07 group cash NPAT performance
$m
750
650
550
592
Sep-07
Net interest income
77
34
Income tax
Minority Interests
2
Preference dividends
1
Operating expenses
9
13
BDD
14
Non interest income
Margin lending provision
20
45
SGIA
603
Mar-08

Notes


35
Robust operational result
$m
1H08 on 1H07 group cash NPAT performance
750
650
550
568
Mar-07
Net interest income
114
21
Non-interest income
Income tax
15
2
Preference dividends
BDD
5
20
Margin lending provision
Operating expenses
33
SGIA
55
603
Mar-08

Other key information

Retail Bank

- 4% fall in revenue reflects:
  - negative contribution from SGIA investment portfolio
  - 1H07 $6.8m gain on sale of Group's equity investment in MasterCard

Institutional and Business Banking

- 23% growth in revenue reflects:
  - 31% annualised growth in Middle Market receivables
  - market leading customer service*

BankSA

- 9% growth in revenue reflects continued success of 'Local Markets' model

Wealth Management

- 3% revenue growth reflects flat managed funds balance growth due to deterioration in investment markets

Notes

All percentages Mar-07 to Mar-08. *Source: Jones Donald Customer Satisfaction Survey Sep-07

Segmental profits

	Profit before tax Mar-08 $m	Change* %	Cost to income ratio Mar-08 %	Contribution to segment profit %
Retail Bank	350	(7)	47.5	41
Before SGIA^	379	6	45.8	43
Institutional and Business Banking	294	25	31.7	35
BankSA	[illegible]	10	40.3	15
Before SGIA		[illegible]	[illegible]	
Wealth Managem[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

*Percentages Mar-07 to Mar-08. ^Before SGIA investment portfolio trading result

Other key information

Product repricing initiatives above official cash rates

- Standard mortgage variable rate up 40bps
- Business lending variable rate up 50bps
- Margin lending rate up 26bps
- Credit cards lending rates up 25-75bps

Cash rate rises during 1H08

- Up 25bps on 7 November 2007
- Up 25bps on 6 February 2008
- Up 25bps on 5 March 2008

Notes


39
Disciplined margin performance
1H08 on 2H07
%
2.0
1.9
1.8
1.97
0.02
Wholesale funding costs
Funding mix
0.02
0.05
Free funds
1.92
Liquidity mix
0.04
Sep-07
Mar-08
Liquidity has been prudently increased in response to the global credit crisis,
Carrying $5bn of liquidity in excess of minimum
Funding mix impacted by the increased proportion of wholesale borrowings
Higher wholesale borrowing costs due to volatility in global credit markets
Spread between official cash rates and the 90 day bank bill rate has widened from an average of 16bps in 1H07 to 60bps in 1H08
Product repricing initiatives to have an increased benefit in 2H08
Underlying net interest margin compression (excluding the impact of increased excess liquidity) expected to average 10bps annually

40

Other key information

- Flat managed funds fees income is in line with 1% reduction in managed funds
- Factoring and invoice discounting income reduced due to sale of Scottish Pacific factoring business business in Sep-07
- Electronic banking income reduced due to lower merchant transaction volumes and increased interchange fees charged on EMV chip transactions
- $55m change in SGIA income reflects mark to market impact of deteriorating investment markets

Notes

Mar-07 to Mar-08

Non-interest income

	Mar-08 $m	Sep-07 $m	Mar-07 $m
Product fees and commissions:			
- deposits and other accounts	122	114	113
- lending	82	80	71
- electronic banking	104	113	105
Managed funds	143	154	142
Treasury trading	44	35	34
Mortgage insurance investment portfolio (SGIA)	(33)	12	22
Factoring and invoice discounting	3	10	10
Profit on sale of businesses	-	3	-
Property sales	9	9	1
Other	19	22	29
Total	**493**	**552**	**527**

Notes


43
Effective cost management – 1H08 on 2H07
Operating Expenses
$m
720
710
700
707
10
Staff
Admin.
1
1
Computer & equipment
Printing & stationery
1
716
Sep-07
Mar-08
Costs up 1.3% 1H08 on 2H07
Growth in staff costs reflects 4% average wage increase and 79 additional staff during 1H08
Basel II and Anti-Money Laundering compliance projects expenditure $10.4m in 1H08
Continued investment in our people and service delivery


44
Other key information
Notes
Roles offshore*
#
0
116
152
232
Benefits
Improved turnaround times and productivity gains
Key performance metrics exceeding expectations
Reduction in operating cost structure
*Sep-08 number represents forecast of roles offshore


45
Managing our people resources
FTE*
0.8%^
#
9000
8000
7000
7579
7932
8045
8221
8440
8727
8722
8801
Net additional 74 new employees over past year
Most new roles are customer facing
Over next 6 months the Group will maintain an additional c.100 transitional employees as our partnership with IBM grows
Maintaining our focus on sales and distribution through increased investment in customer facing staff
*Total group workforce comprises permanent, casual and temporary staff and contractors. ^Percentage Mar-07 to Mar-08

46

Other key information

2H08 Investment agenda

- 8 new retail branches and 2 new business sites scheduled
- Continuing to attract and hire quality new frontline sales people across our retail, business banking and financial planning businesses
- Significant investment in technology platform supporting business banking
- Investing in wealth's underlying infrastructure and customer interface
- Ongoing Basel II and Anti-Money Laundering compliance projects

Project investment expenditure

	FY04 $m	FY05 $m	FY06 $m	FY07 $m	1H08 $m
Depreciation and amortisation charge*	131	105	99	92	51
Project investment spend charged to P&L	26	23	23	24	14

Balance of deferred software expenditure $158m, up from $118m in Mar-07.
*Includes computer depreciation, software amortisation and property depreciation



47
Sustained and growing investment
Project investment expenditure*
$m
59
79
93
96
110
Mar half
Sep half
1H08 completed initiatives:
• 250 new ATMs in place
• 2 new retail branches and 1 new business site opened
• New $11m credit card processing partnership completed in Feb-08
• Second factor authentication 'Secure Code' internet banking transactions introduced
• Back office workflow processes improved
• Continued outsourcing of non-customer facing roles
• Relocation of Parramatta Contact Centre
Significant investment in people, branches, systems and compliance
*Includes capitalised and P&L project expenditure and excludes marketing, people and training

Other key information

	Mar-08 $m	Sep-07 $m	Mar-07 $m
Collective			
'Eligible'	246	229	219
'Non eligible'	67	62	64
	313	291	283
Eligible after tax	172	160	153
General reserve	179	153	130
Eligible provision reserve	351	313	283
RWA	69,693	63,226	57,117
Ratio	0.5%	0.5%	0.5%
Change in general reserve	26	23	13

The collective provision represents almost three years of average* bad debts expense

Notes

*Average of six years

Bad and doubtful debts expense

	1H08 $m	2H07 $m	1H07 $m
Specific provisions			
Residential	4	5	10
Consumer	48	48	50
Margin lending	20	-	-
Commercial	24	24	18
Total	96	77	78
Collective provision	22	8	15
Bad and doubtful debts expense	**118**	**85**	**93**

1H08 performance:

Residential
- $4 in Mar-08, down from $5m in Sep-07

Consumer
- $48m in Mar-08, stable from $48m in Sep-07

Margin lending
- Specific provision reflects prudent management of margin lending exposure

Commercial
- $24m in Mar-08, stable from $24m in Sep-07

Other key information

Non-accrual loans
- Net non-accrual loans $70m compared to $50m in Sep-07 and $59m in Mar-07
  - largest exposure $11.6m
  - next 19 non-accrual loans range from $0.5 to $8.7m*
- Exposures well secured and prudently provisioned

Average loss rates since 1995:
- Housing 1.5bps
- Commercial 25bps
- Credit cards 170bps
- Personal loans 120bps

Appropriation to general reserve
- Appropriation for 1H08 is $26m reflecting growth in risk weighted assets

Notes

*Commercial loans only

Excellent arrears performance

	Loss rates			Arrears 90+ days		
	Mar-08 bps	Sep-07 bps	Mar-07 bps	Mar-08 bps	Sep-07 bps	Mar-07 bps
Housing	1	1	2	19	22	26
Commercial	24	24	18	-	-	-
Consumer	104	111	122	193	166	178
Margin lending	79	-	-	-	-	-

- Strong arrears performance reflects:
  - prudent underwriting disciplines
  - improved collections team performance and processes
  - strong management focus and attention

Other key information

1H08 capital management initiatives

- $759m raised through institutional capital placement in Nov-07
- $392m non-innovative convertible preference share issuance completed in Dec-07
- $76m of capital raised through Dec-07 DRP*
- $85m raised through Share Purchase Plan in Mar-08
- $336m of Auto asset backed securities securitised

Notes

*Dividend Reinvestment Plan


53
Optimising the capital equation
%
8.5
7.5
6.5
5.5
Tier 1 capital
Sep-07
6.65
1H08 earnings growth & dividend
0.45
0.59
AIFRS Adjustments*
Placement
1.2
0.61
Cancel under writing 2H07 DRP
CPSII hybrid
0.62
0.71
Growth in RWA
Share Purchase Plan
0.13
0.17
Provision for ATO decision
6.97
Mar-08
• Tier 1 capital 7%
• Tier 1 minimum of 6.25%
• ACE ratio 5.2%
$500m of excess capital held, sufficient to support an additional $11bn of RWA growth or loan growth of c.13-14% for CY08^
As at 31 Mar-08. *Expiry of AIFRS transition relief and other Tier 1 adjustments.
^Including internally generated capital over the same period

54

Other key information – Basel II

- Application for Advanced Retail Credit Risk and Foundation Corporate Credit Risk lodged in Sep-05
- Application for Advanced Operational Risk lodged in Sep-06
- Application for Advanced Interest Rate Risk in the Banking Book lodged in Nov-07
- Internal Self Assessment of Securitisation compliance for Internal Ratings Based Approach due May-08
- Advanced Corporate Credit Risk to be addressed subsequent to initial accreditation
- Business benefits being delivered through enhanced risk management processes
- St.George continues to remain subject to Basel I during 2008

Notes

FY09 capital requirements

Factors impacting 2009 capital requirements

- Basel II accreditation*

- Growth in risk weighted assets

- State of securitisation markets

- Divided Reinvestment Plans participation rates

*Subject to APRA timing and approval



Other key information - additional funding costs

Widening spreads*

	Mar-07 bps	Sep-07 bps	Mar-08 bps
Senior debt			
3 year^	14	35	100
5 year^	18	45	140

Additional funding cost	1H08 $m
Cash/90	28
Wholesale funding	7

Cash/90 days differential basis points

bps
100
50
0
54
3-Oct-07
23-Oct-07
14-Nov-07

*Spreads to 90 day bank bill swap rate

Strong and flexible sources of funding

Total funding by source`

	$bn
Retail	51.1
Short term wholesale	34.1
Term wholesale	19.1
Securitisation^^	17.1
Subordinated debt	1.9
Preference shares	0.7
Total	**124.0**

- Retail deposits growing at 14.0%^
- Strong base of retail deposits accounting for:
  - 64% of all retail lending***
  - 51% of total funding excluding securitised funding*
  - 43% of total funding including securitised funding*
- $7.0bn of business deposits and $3.9bn of Wealth cash balances are strongly growing sources of funding
- Established $3.8bn RMBS contingent liquidity facility

Liquidity is high at 13%**, $5bn in excess of minimum

`Data as at 31 Mar-08 and includes bank bill funding. ***Including securitised assets.
*Excludes bill financing and preference shares. ^^Including c.$1bn of asset backed conduit funding.
^Annualised percentage Sep-07 to Mar-08. **Includes liquid assets and treasury securities. Liquidity as at Mar-07 was 8.7%

Other key information

FY08 term issuances

Date	Currency	Description	Pricing	Term yrs	Amount $b
Oct-07	AUD	Term	3mo BBSW +37bps	3	0.5
1st Qtr	Mixed	Term-Private	n/a	1.2	0.3
Feb-08	AUD	Term	3mo BBSW +39bps	1.5	0.9
Mar-08	AUD	Term	3 mo BBSW +45bps	1.0	1.2
Mar-08	CHF	Term	3mo Swiss Libor +38bps	2.0	0.2
Mar-08	AUD	ABS	3mo BBSW +70-150bps	up to 5.0	0.4
2nd Qtr	Mixed	Term-Private	n/a	1.4	1.6
Apr-08	EUR	Term	3mo Euribor +140bps	3.2	0.2
Apr-08	Mixed	Term-Private	n/a	2.5	0.8
May-08	AUD	Subordinated	3mo BBSW +275bps	5.0	0.7
Total					6.8

Notes


59
Term funding – 84% complete for FY08
% term funding issuance complete
%
100
50
0
6
9
10
13
31
64
76
84
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
• $8bn FY08 term funding requirement
• 15% of committed term funding is maturing in next 6 months
• Average weighted maturity of committed funding is 26 months
• $6.8bn committed term funding issued since 1 Oct-07
• Establishing programs in 2H08 in Japanese Samurai and US Rule 144A markets
Increasing flexibility and diversity to counter challenging market conditions
All data as at Mar-08, except April and May term funding issuances


60
Other key information
Notes
Term funding maturity profile
$m
3
2
1
0
■ Long-term ■ Subordinated

61

FY09 term funding requirements

Impact of credit and deposit growth on FY09 term funding

$bn		Retail deposits growth		
		14%	**12%**	**10%**
Asset growth	**10%**	9.6	10.0	10.4
	11%	10.1	10.5	10.9
	12%	10.6	11.0	11.4
	13%	11.1	11.5	11.9
	14%	11.6	12.0	12.4
	15%	12.1	12.5	12.8

- c.$11-12bn FY09 term funding requirement including $6.7bn of refinancing
- With FY08 virtually complete, attention now focused on FY09 term funding task

Group is proactively and successfully managing its ongoing funding requirements

62

Notes

Drivers of uplift in 2H08 earnings

1H08 was impacted by:

- Negative contribution from SGIA
- Margin loan provision
- Higher funding costs
- Some capital placement free funds benefit

2H08 benefits include:

- Full period run rate impact of:
  - capital free funds benefit
  - cost disciplines initiated in 1H08
  - full run rate benefit of repricing of all lending product categories
- Additionally we would anticipate:
  - stabilisation of earnings from SGIA investment portfolio
  - reduced costs related to realignment of mortgage broker commissions

1H08 management initiatives to deliver strong uplift in 2H08 and 8-10% EPS growth for FY08


64
Notes

Key short term risks / opportunities to earnings

Key short term drivers	Earnings sensitivities for 2H08*	
Equity market movement		
• SGIA	+ or - 5%	• $4.2m
• Asgard	+ or - 5%	• $2.5m
• Cash/90 spreads	+ or - 10bps	• $14.5m
Interest rates/credit spreads		
• Liquidity/trading portfolio	+ or - 30bps	• $10.5m
• SGIA fixed income	+ or - 30bps	• $0.6m
• Large credit exposures	Manage closely	

Key drivers actively managed and factored into
FY08 EPS growth guidance

*After tax basis




67
Business Performance and Outlook
Paul Fegan
Managing Director and CEO
st.george


68


69
Business priorities
Management outlook
and targets

70

Notes

Business priorities

People and customers	Reinforcing our commitment to our people and customers
Retail Deposits	Targeting growth broadly in line with system
Home Loans	Manage volumes and margins, with objective of achieving profitable growth
Middle Market	Targeting receivables growth well in excess of peers
Wealth management	Net flows to exceed system growth
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment in revenue growth activities


72
Other key information
Notes
Staff satisfaction*
$bn
80
60
40
48
64
75
Sep-02
Sep-04
Sep-07
*The Gallop Organisation Staff Survey 2007, staff satisfaction

73

Valuing our people

Attracting and retaining talent

- Over 25% of new hires referred from existing employees
- Significant investment and recognition of St.George employment brand
- Leadership development on delivering in a challenging business environment

Employee flexibility

- Leading range of flexible work options
- Expanded 'Greener Dragon' benefits
- Enhanced focus on health and safety
- Increase of flexible working options

Engaged people

- Record high and industry leading employee engagement
- Record levels of staff 'recommending St.George as a good place to work and do business'
- Staff satisfaction at 75%*, up from 48% in 2002

Workforce of the future

- Trialling new technologies (blogs, wikis, virtual meeting) to improve productivity
- Expanding 'home-based working' to provide more options for 'hard to fill' jobs
- Building opportunities to recruit from untapped employment groups

*The Gallop Organisation Staff Survey 2007, staff satisfaction

74

Notes


75
Strong return on brand investment
Highest ever 'Service' message take-out
High recognition and strong branding
Building financial expertise from a strong service platform
Brand equity
Market value of brand/market capitalisation
13%
12%
11%
10%
7%
10%
5%
St.George
Competitor 1
Competitor 2
Competitor 3
Competitor 4
St.George brand equity highest of all Australian bank brands
Our brand strategy has delivered high return on investment
Sources: Brand Finance Global 500 Finance Brand Index Jan-08 and Brand Finance 250 – World's Most Valuable Brands 2007

76

Notes

77

A truly differentiated customer experience



Retail Bank customer satisfaction
%
85
75
65
55
St.George differential to average of major banks now 6%
75.9%
69.8%
St.George
Average of the majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08

Maintaining service leadership in a challenging environment

Source: Roy Morgan Research Mar-08 rolling 3-mth average respondents (aged14+) with transaction accounts at institution

78

Other key information

Retail funding composition

	Mar-08 $bn	%	Mar-07 $bn	%
Transaction	17.5	34	15.4	34
Savings	0.5	1	0.5	1
Fixed term	17.7	35	14.7	33
directsaver	8.7	17	7.3	16
Investment	6.7	13	6.9	16
Total	51.1	100	44.8	100

- 13.8%* growth in transaction account balances
- 19.7%* growth in fixed term account balances
- Increasing proportion of new flows from QLD, VIC and WA
- 17.1%* growth in business transaction account balances to $7bn

Notes

*Percentages Mar-07 to Mar-08


79
Deposits – outstanding growth in core offering
Retail deposit balances
$bn
55
45
35
25
14.1%*
51.1
29.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• 14% annualised growth in 1H08
• Balance growth benefiting from:
- flight to quality
- focus on core offering
- enhancement of marketing strategy to affiliate channels
- continuing of cross-sell to dragondirect customers through innovative marketing strategies and staff training
• Margin performance improved due to:
- growth in transaction accounts and transaction account average balances
- recent rises in official interest rates
Retail deposit growth broadly matching growth in retail lending
*Percentage Mar-07 to Mar-08

80

Other key information

Home loans market share %

NSW/ACT	14.6
BankSA	18.6
VIC/TAS	5.0
Queensland	5.1
Western Australia	5.5
National	8.9

Notes

*State market share Cannex derived and BankSA market share sourced from ABA as at Feb-08. National market share sourced from APRA Mar-08



81
Home Loans – solid performance
Residential receivables
11.2%*
$bn
75
55
35
36.2
72.6
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• 10% annualised 1H08 growth
• Receivables growth impacted by:
- 7%^^ system growth in NSW, compared to c.12% national system growth
- above industry concentration of line of credit loans
- line of credit loan growth impacted by lower drawdown activity and increased levels of prepayments
• 54% of flows proprietary sourced**
• Run-off rate^ stable at 16%**
• <1bps loan loss rate
Credit quality and arrears performance remains excellent
*Percentages Mar-07 to Mar-08 **Sep-07 to Mar-08. ^^Cannex derived
^Annualised run-off rate includes contractual repayments, discharges and pre-payments

82

Other key information - product mix

	Receivables	Settlements				
	Mar-08 %	1H08 %	FY07 %	FY06 %	FY05 %	FY04 %
Introductory	1.1	2.9	3.9	2.8	3.6	8.0
Portfolio	28.4	24.9	27.2	29.2	29.9	34.7
Standard variable and basic	36.8	32.8	29.7	40.2	42.2	37.3
Fixed	20.8	23.1	21.3	13.3	10.4	7.8
Low doc	7.2	10.0	11.5	8.2	8.3	8.5
No deposit	5.1	6.1	6.2	5.8	4.7	2.8
Seniors access	0.7	0.2	0.2	0.5	0.9	0.9
Total	100	100	100	100	100	100

74.2% LVR for mortgages written in 1H08,
37.5% for total mortgage portfolio

Notes

Commissions aligned to value of introductions

Mortgage broker commissions

	Previous commission structure bps	New commission structure bps
Upfront commissions	70	50-70
Trail commissions	25	15-25

- Actual commissions paid will reflect the value of business introduced
- Commission payments will be variable dependent upon:
  - electronic lodgement of applications
  - cross sell of non home loan products
  - conversion percentage of applications to settlements
  - other customer profitability measures

Broker channel to remain intrinsic component of Group's distribution model


84
Other key information
Notes
Personal loans balances
10.7%*
$bn
3
2.5
2
1.5
1.7
3.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• 58% increase in direct contribution 1H08 on 1H07
• Re-weighted portfolio to lower risk segments
• 23% of new flows secured, up from 11% in Mar-07
• 25% fall in bad and doubtful debts 1H08 on 1H07
*Percentage Mar-07 to Mar-08, balances include retail personal loans and IBB consumer finance loans.
All other percentages relate to retail personal loans only.


85
Credit cards – achieving low risk growth
Credit card balances
16.4%*
$bn
4.7%^ market share, up from 4.4% in Mar-07
1.6
0.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
25.3% of customers now hold a St.George credit card, up from 22.7% in Mar-06**
>70% of new sales continue to come from existing customers
Platinum credit card launched in Dec-06 now represents 13% of new sales, up from 4% in Mar-07
Credit scores on new sales higher compared to previous years
Credit quality remains sound and improved on previous corresponding period
Awarded 'Credit Card Issuer of the Year' for 4th consecutive year^^
Partnership with external supplier FIS to provide a credit card processing solution completed in Feb-08
*Percentage Mar-07 to Mar-08.
**Excludes customers under 18 years of age. ^APRA Mar-08 market share. ^^Money Magazine


86
Other key information
Notes
Distribution by loan size %
9
3
24
15
15
21
13
<$5m
$5-$10m
$10-$20m
$20-$50m
$50-$100m
>$100$150m
>$150m
Geographical distribution %
NSW/ACT 54
SA/NT 14
WA 11
VIC 12
QLD 9
*All data as at 31 Mar-08


87
Middle Market – outstanding performance
Total middle market receivables
$bn
30
15
0
9.1%^ market share, up from 8.1% in Mar-07
32.0%*
27.6
8.3
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• 31% annualised growth 1H08
• Strong performance driven by:
- continued investment in people and processes
- consistent adherence to proven relationship model
- robust national system growth with solid NSW contribution
• 80% from target industry segments
• c.95% of portfolio is secured
• Impaired assets/total middle market receivables 0.21%
72% of total portfolio balances <$50m, average loan size c.$6m
*Percentages Mar-07 to Mar-08.
^Cannex derived market share. From Mar-06 impact of large leveraged buy out transactions are excluded


88
Other key information
Notes
Market share^
%
9.5
7.0
4.5
5.0
5.3
5.7
6.1
6.4
6.7
7.1
7.3
7.6
7.9
8.6
9.1
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Feb-07
Aug-07
Feb-08
Products per customer
#
10.0
7.5
5.0
2.5
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
*KARM – Key account relationship management
^Cannex derived market share. From Mar-06 impact of large leveraged buy out transactions are excluded


89
Middle Market – leader in customer retention
Relationship management
Average of four majors
St.George
%
100
75
50
25
29
51
58
71
79
89
Customer advocacy^
Customer satisfaction*
Propensity to acquire next product*
Customer retention
• 93% of customers have maintained their relationship with St.George^^
• 69% of new business sourced from existing customers
Expected churn**
• 0% of St.George customers are considering changing banks in the next 6 months
• 17% of major bank customers are considering changing
Industry leading levels of staff engagement and customer retention
*Source: Jones Donald Customer Satisfaction Survey Sep-07. ^Customers who would 'definitely recommend their bank'.
^^Sep-06 customers who are still with St.George, 7% attrition rate includes customers who have repaid debt, been acquired or closed their businesses. **East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-07


90
Other key information – Advance and insurance
Advance FUM
$bn
10
5
0
3.1
7.3
-8.5%
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• FUM impacted by deterioration in investment markets
Insurance revenue
$m
16
11
6
8.5
13.2
-8.6%
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• Insurance revenue excluding investment income up 12%
• Life revenue excluding investment income up 16%
• Life risk new premiums up 59%
Percentages Mar-07 to Mar-08


91
Wealth Management
Total managed funds
-0.9%*
$bn
50
30
10
17.4
43.9
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• Total managed funds down 12% since Sep-07
• Managed funds balances impacted by deterioration in investment markets:
- S+P ASX 200 Index^ down 16.7%
- MSCI down 13.8%^
• Inflows growth remains strong at 4.7%*
• Cost to income 50.2%, down from 75.0% in Sep-02
Solid performance notwithstanding volatile markets
*Percentages Mar-07 to Mar-08, excludes Securitor balances. ^Accumulation basis 30 Sep-07 to 31 Mar-08


92
Other key information
Notes
Yearly platform net flows
■ Year to Dec-07 ■ Year to Dec-06
$bn
12
8
4
0
Westpac/BT
CBA/Colonial*
Macquarie
St.George/Asgard
ING/ANZ
AMP
NAB/MLC
Aviva
AXA
*One-off win and then loss of GSJBW mandate.
Source: Plan for Life Dec-06 to Dec-07 Quarterly Data System, latest data available


93
Asgard - strong in demanding environment
Funds under administration
$bn
40
25
10
12.4
1.0%*
33.3
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• Asgard top 4 in industry for net flows^
• Maintaining leading levels of customer retention and service
• Inflows up 6.1% to $3.4bn and new accounts up 5.7%*
• AdviserNetgain rated #1 integrated solution**
• Mercer 'white labelling' contract extended
• Continue to invest in underlying infrastructure
14.1% of market net flows^, up from 8.3% since Dec-05
*Mar-07 to Mar-08, excludes Advance portfolio. ^Plan for Life Dec-06 to Dec-07 Quarterly Data System. **Rated #1 for delivering integrated financial planning and practice management technology. Investment Trends 'hybrid category' Jan-08

94

Notes


95
Asgard - growing adviser numbers
Financial adviser numbers
10.1%*
1,000
807
St.George financial planning
Licensee services
Securitor
• 11.4% growth in authorised representatives across St.George financial planning and Securitor
• 8.5% increase in authorised representatives across Licensee Services
• Securitor adviser productivity up 32%^
• Robust risk management and compliance culture
Strong growth in number and quality of financial advisers
*Percentages Mar-07 to Mar-08. ^Net of market movements

96

Notes


97
Margin lending – meeting the challenges
Margin lending receivables
$bn
4
2
0
0.8
2.5
-15.4%*
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
• Systems and service capability has withstood increase in market volatility and margin calls
• c.2,700 margin calls in Jan-08 compared to monthly average of 426^
• Average LVR remains conservative at 43.8%, up 4.7% since Mar-07
• Do not participate in stock lending
• Number of accounts up 7.8%*
• Well positioned to continue growing in medium term
Receivables impacted by volatile markets and investor confidence
*Percentages Mar-07 to Mar-08. ^Over past 2 years

98

Other key information

VIC, QLD and WA
- Residential lending up 16%
- Middle Market lending up 43%

VIC
- 2 new retail sites scheduled for 2H08
- 47 new ATMs^

QLD
- 1 retail site opened in 1H08
- 3 retail and 2 co-located sites scheduled for 2H08
- 72 new ATMs^

WA
- 1 co-located site opened in 1H08
- 1 retail site scheduled for 2H08
- 39 new ATMs^

VIC, QLD and WA represents 31% of residential and Middle Market lending

Notes

Percentages Mar-07 to Mar-08. ^Includes rebranded BP Partnership ATMs and all are in place in 1H08


99
Distribution - well diversified and growing
WA
Branches 9
Customers 99k
People 845*
Lending assets $9bn
Managed funds $4.2bn
QLD
Branches 28
Customers 263k
People 377
Lending assets $10bn
Managed funds $5.9bn
NSW & ACT
Branches 213
Customers 1,829k
People 5,266
Lending assets $58bn
Managed funds
SA & NT
Branches 113
Customers 527k
People 1,261
Lending assets $12bn
Managed funds $4.2bn
37
271k
People 424
Lending assets $13bn
Managed funds $12bn
All data as at Mar-08. Lending assets include residential and Middle Market receivables. *Includes Asgard


100


101
Business priorities
Management outlook
and targets

102

Notes

Sector outlook

- National home loan credit growth to slow to around 10%
- National business lending growth to moderate but remain robust
- Official interest rates expected to remain stable in medium term
- Credit markets dislocation to persist in the short term
- Investment market volatility likely to continue
- Australian economy to moderate but remain resilient and continue to grow

Economic and credit growth to moderate from current levels
but remain relatively strong

Other key information – SA economy | Notes

Adelaide house prices (annual % change*)

%
30
20
10
0
8.7
20.2
00
01
02
03
04
05
06
07

SA economy is being supported by its mining potential

- SA unemployment rate of 4.6% is near record lows
- Residential vacancy rates remain tight at 1.1%
- Median house price in Adelaide grew by 20.2% in 2007
- Housing construction continues to show signs of strength
- Population growth has increased with net overseas migration c.14,000 p.a.
- SA is currently ranked 4th globally in terms of mining potential

*Source: Access Economics, ABS, Fraser Institute


105
NSW economy remains strong and resilient
NSW state final demand*
(GDP equivalent^)
%
5.0
2.5
0.0
3.9
2.9
2.0
1.3
0.6
0.6
1.7
2.8
4.0
4.7
4.5
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
NSW economy has displayed a convincing rebound
• NSW contributes 31% of national GDP
• NSW unemployment rate at 4.3% is near long term lows
• Residential vacancy rates remain tight at 1.0%
• 4.2% annualised growth for Sydney's median house price from Sep-07 to Mar-08
• Overseas immigration is strong at 50,000pa
• State government supportive of business and public sector investment has accelerated
• Private capital expenditure now growing at double digit annual rate
*12 month annual percentage change, seasonally adjusted ^Excludes import and export data. Source: ABS

106

Notes

St.George FY08 outlook

- Retail deposits growth to remain robust and broadly match growth in retail lending
- Home loan growth to remain solid at around current levels of 10% subject to impact of realignment of broker commissions
- Consumer lending to exceed system growth, driven by strong growth in credit cards sold to existing customers
- Middle Market targeting receivables growth >25% for FY08, supported by a strong pipeline
- Wealth management net flows to exceed system growth, though absolute growth will reflect investment markets performance

Strong momentum across core businesses and product lines

Notes

FY08 guidance

EPS growth FY08	**8-10%***
Cost to income	Manage to low end of peer group
Capital	Maintain a prudent buffer above our Tier 1 minimum of 6.25%^
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

^Additional APRA review scheduled as part of Basel II transition. *Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment and no further unexpected material credit losses.
**Roy Morgan Research Feb-08 rolling 3 mth average respondents (aged 14+) with transaction accounts at institution

Notes

Franchise in excellent shape with...

- Solid growth across core businesses and product lines
- Strong positioning from capital and funding perspectives
- Excellent credit quality and complete transparency in relation to our balance sheet provisions
- 1H08 initiatives to drive strong uplift in 2H08 earnings
- Solely domestically focused, growth orientated franchise

Low risk business mix and excellent credit quality strongly position the Group to continue to deliver through the cycle




113
st.george

Appendix

- Australian economy
- Stress testing the home loan portfolio
- Property outlook
- Crusade CP no.1 – asset backed commercial paper conduit


115
Australian economy
US vs AUSTRALIA
(annual GDP growth)
— Australia — United States
%
5.0
2.5
0.0
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Decoupling: Consensus 2008 GDP forecast for US 1.3%, Australia 3.1%
• 2007 Australian GDP growth of 3.9% well ahead of advanced economy average of 2.7%
• Housing market upswing in place after 2003-05 downturn. National house price increased 12.3% in 2007
• Trade patterns have changed. China now 2nd largest export market, Japan 1st, India 6th and United States 7th
• Commodity price support for the economy continues with coal, iron ore and gold (top 3 merchandise exports) at or near record prices
Data Sources: EcoWin, Consensus Economics, IMF, ABS

116

Stress tests for the home loan portfolio

- Two key stress tests are conducted annually for the portfolio:
  - 1-in-25 year recession scenario
  - sensitivity of write-offs to property price falls

- Key results from these stress tests:
  - 30% fall in residential property prices would increase write offs by $10m per annum post tax, due to higher losses from property repossessions
  - Impact would be more significant if combined with other adverse economic conditions, particularly higher unemployment
  - For example, if 30% property price falls were combined with higher unemployment (up 4%), higher cash rates (up 1.25%) and a doubling in the rate of individual bankruptcies, write offs would total $99m per annum post tax over 3 years

- Under both stress tests, losses are able to be met from mortgage net interest income without drawing on reserves, capital, or reinsurance

Exposures to individual entities

Centro Property Group

- St.George has a total exposure of $458m to various Centro Property Group entities
- St.George has no unsecured exposure to Centro Property Group entities, including Centro Property Group Ltd
- All are fully secured, with LVRs between 40%-70%, by direct first mortgages over portfolios of Australian and New Zealand shopping centres
- These loans are all performing

Allco Finance Group

- St.George has a $60m participation in an $850m unsecured syndicated facility led by CBA
- This loan is performing

Exposures to individual entities

Octaviar (formerly known as MFS Group)

- St.George has a margin loan of $25m secured by Octaviar Ltd shares and personal guarantees
- These shares are currently suspended. Recovery will be dependent on the share price when the shares relist and, in the case of any shorfall, any further recovery from the guarantors
- Given the uncertainty involved an appropriate provision has been made
- St.George also has a facility drawn Octaviar Child Care Property Trust, drawn to $37.5m. This facility is fully secured and St.George does not expect to incur any loss from this exposure

Specific provisions

- St.George uses a number of specific risk grades for impairment including default, non accrual, restructured and provisioned
- Impaired assets are disclosed on a net basis*
- As at 31 Mar-08 net impaired loans was $70m
- Specific provisions are assessed on an individual basis using expert judgement
- All provisions over $250k are reported to the Board Risk Management Committee



*The gross exposures less the amount of interest and specific provision which is calculated based on the expected recovery from available security, after all costs

Collective provisioning

- St.George collective provisioning scheme is in accordance with IFRS Accounting Standards and is subject to annual audit
- All exposures are allocated a probability of default risk grade at origination. The calculation of the probability of default is an integral part of the St.George commercial lending process
- A collective provision is automatically raised and posted following a downgrade in the probability of default risk grade. Probability of default downgrades of which the bank is not yet aware are covered by applying migrations to commercial exposures not regraded in the last three months
- Collective provision is equal to the calculated increase in the expected loss amount. This is a function of:
  - increase in the probability of default estimate
  - exposure at default estimate
  - loss given default estimate
- Group collective provision as at Mar-08 was $313m

Property outlook from a credit perspective

- While each capital city is at different stages of the property cycle there are some general views developing amongst property analysts and valuers for property over the next two years

- Capitalisation rates on commercial property may start to increase across all classes as:

  - institutional buyers wait for price adjustments before coming back into the market

  - LPT's and property syndicates may be forced sellers as they find problems in rolling maturing debt facilities

  - potential for capital gains are perceived to have lessened

Property outlook from a credit perspective

- On the positive side:

  - office vacancy rates will remain low in 2008 and do not show any signs of increasing until 2010/11

  - office rental growth will remain strong over the next two years, particularly in Sydney where supply is tight and rents need to increase to make new development viable at current interest rates

  - developers are discontinuing or delaying potential developments given the expected moderation of the economy. This may further limit supply

  - some commercial properties that have not been revalued since 2004/05, have missed the decline in capitalisation rates and are being valued at the same level or sometimes higher due to rental income increases since the last valuation

Crusade CP No.1 – Asset backed commercial paper conduit

- Currently $1.1bn on issue*

- Diversified and highly rated portfolio with:
  - 56% rated AAA
  - 2% rated AA
  - 40% rated AA-
  - 2% rate A

- Contains no CDO's and has no exposure to offshore markets

- Remains fully funded and has not drawn liquidity

*Net outstandings as at 2 May-08

Crusade CP No.1 – warehouse funding

- Crusade CP No.1 Pty Limited currently provides funding to two warehouse facilities

- All loans within the warehouses are mortgage insured with no exposures to mortgages outside Australia or sub-prime loans

- Both warehouses are rated AA- by Standard and Poors

- Warehouse limit of $1bn with $534m utilised as at 28 Apr-08

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Nothing in this announcement should be construed as either an offer to sell or a solicitation of an offer to buy securities of St.George Bank Limited in the United States or any other jurisdiction. Any such securities of St.George Bank Limited may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered under the U.S. Securities Act or are exempt from registration.

For further information visit
www.stgeorge.com.au
or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

